UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

[NOTICE: This Notice of Convocation is a translation of the Japanese original for reference purposes only, and in the event of any discrepancy, the Japanese original shall prevail.]

Securities code: 8306

June 7, 2018

NOTICE OF CONVOCATION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 13th Annual General Meeting of Shareholders (the “Meeting”) of Mitsubishi UFJ Financial Group, Inc. (the “Company”) will be held as described below. You are cordially invited to attend the Meeting. If you attend the Meeting in person, please present the enclosed voting right exercise form to the receptionist at the Meeting.

Please note that you may exercise your voting rights in writing, or electromagnetically (Internet), if you are unable to attend the Meeting in person. In such case, please review the attached “Reference Materials Concerning the General Meeting of Shareholders” and exercise your voting rights by 5:10 p.m. on Wednesday, June 27, 2018, following the procedure described on page 3 to 5.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC. Nobuyuki Hirano Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

PARTICULARS

1. Date and Time of the Meeting:	Thursday, June 28, 2018, at 10:00 a.m.
(Reception scheduled to open at 9:00 a.m.)

2. Place of the Meeting:	NIPPON BUDOKAN
at 2-3, Kitanomaru-Koen, Chiyoda-ku, Tokyo

3. Matters to be dealt with at the Meeting:

Matters for Reporting:

The Business Report for the 13th Fiscal Year (from April 1, 2017 to March 31, 2018), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee.

Matters for Resolution:

<Proposal by the Company>

First Item of Business	Appropriation of Surplus

Second Item of Business	Election of 15 (fifteen) Directors

<Proposal by Shareholders>

Third Item of Business	Partial Amendment to the Articles of Incorporation (Individual Disclosure of Executive Compensations)

Fourth Item of Business	Partial Amendment to the Articles of Incorporation (Separation of roles of Chairman of the Board and Chief Executive Officer)

Fifth Item of Business	Partial Amendment to the Articles of Incorporation (Exercise of Voting Rights of Shares Held for the Purpose of Strategic Shareholdings)

Sixth Item of Business	Dismissal of Director Nobuyuki Hirano

Seventh Item of Business	Partial Amendment to the Articles of Incorporation (Establishment of a Special Investigation Committee on the Overall Reconsideration of Business Relationship with Kenko Tokina Corporation)

Eighth Item of Business	Partial Amendment to the Articles of Incorporation (Reconsideration of Customer Service for the Socially Vulnerable)

Ninth Item of Business	Partial Amendment to the Articles of Incorporation (Disclosure of Reason upon Compulsory Termination of Account)

Announcements:

1.

In the case of attendance by proxy, please present, to the receptionist at the Meeting, a document evidencing authority of the proxy to act as such, together with the voting right exercise form. Please note that such proxy must be one shareholder of the Company entitled to exercise its own voting rights at the Meeting.

2.

A copy of the Business Report, the Financial Statements, the Consolidated Financial Statements and the Audit Reports by the Independent Auditors and the Audit Committee, which are required to be attached to the Notice of Convocation of the Annual General Meeting of Shareholders, is as attached hereto as the “Business Report for the Thirteenth Fiscal Year.” The following matters, however, are not described in the “Business Report for the Thirteenth Fiscal Year” as they are described on our website (https://www.mufg.jp/) pursuant to laws and regulations, and the provision of Article 25 of the Articles of Incorporation.

(1) Consolidated Statement of Changes in Net Assets and Notes to the Consolidated Financial Statements; (2) Non-consolidated Statement of Changes in Net Assets and Notes to the Non-Consolidated Financial Statements

The documents audited by the Audit Committee and Independent Auditors in preparing the Audit Reports and Independent Auditors Reports comprise the documents included in the “Business Report for the Thirteenth Fiscal Year,” and the documents (1) and (2) above, disclosed on our website.

3.

If any matter included in the Reference Materials Concerning the General Meeting of Shareholders, the Business Report, the Financial Statements, and the Consolidated Financial Statements is to be modified, we will disclose the details of such modification on our website.

The Company website: https://www.mufg.jp/

Exercise of Voting Rights

Please review the “Reference Materials Concerning the General Meeting of Shareholders” on page 6 onward and exercise your voting rights by either of the following methods:

Exercise of voting rights by attending the Meeting in person

Please submit the enclosed voting right exercise form at the reception.

You are also kindly requested to bring this Notice of Convocation for your reference at the Meeting.

Date and time of the Meeting: Thursday, June 28, 2018 at 10:00 a.m.

Exercise of voting rights in writing (voting right exercise form) Please see below for details.

Please indicate your votes for or against the propositions on the enclosed voting right exercise form and send the completed form to the Company by return mail.

Deadline: Wednesday, June 27, 2018, to reach the Company no later than 5:10 p.m.

Exercise of voting rights via the Internet

(Only for the shareholders in Japan)

Exercise of voting rights in writing (voting right exercise form)

Please indicate your votes for or against the propositions on the enclosed voting right exercise form and send the completed form to the Company by return mail. Please note that if there is no indication of your vote for or against any item of business, we will deem that you have voted for the proposal by the Company and against the proposal by shareholder.

Deadline: Wednesday, June 27, 2018, to reach the Company no later than 5:10 p.m.

Handling of the voting rights exercised multiple times

1.	Please be advised that if you exercise the voting rights both in writing and via the Internet, the contents of the voting rights exercised via the Internet shall be deemed valid.

2.

Please be advised that if you exercise the voting rights multiple times via the Internet, the last exercise of the voting rights shall be deemed valid. Similarly, if you exercise the voting rights redundantly via PC, smart phone and mobile phone, the last exercise of the voting rights shall be deemed valid.

Please indicate “for” or “against” for each proposal here.

- In case of “for” : please circle the word “For.”

- In case of “against” : please circle the word “Against.”

If you approve the proposal by the Company and Board of Directors’ opinion

If you do not approve the proposal by the Company and Board of Directors’ opinion

Exercise of voting rights via the Internet

* Exercise of voting rights via the Internet includes exercise of voting rights using an electronic voting rights exercise platform.

Please access the voting right exercise website (https://evote.tr.mufg.jp/) via the Internet and exercise your voting rights.		Deadline: 5:10 p.m., Wednesday, June 27, 2018

Notes
1. Access the voting right exercise website (screen on PC)

•  Please note that we request shareholders who exercise their voting rights via the Internet to change their “temporary password” on the voting right exercise website in order to prevent unauthorized access (“spoofing”) by third parties other than shareholders and to prevent tampering with the contents of the voting.

•  A new “login ID” and “temporary password” will be provided each time when a General Meeting of Shareholders is convened.

•  Internet access fees, communication charges, etc. incurred in accessing the voting right exercise website from your PC, smartphone or mobile phone are to be borne by the shareholders.

•  Exercise of voting rights via the Internet is only available on the voting right exercise website designated by the Company (https:// evote.tr.mufg.jp/) via your PC, smartphone or mobile phone. (Please note that the website cannot be accessed from 2 a.m. to 5 a.m. each day.)

•  Depending on your network environment, the service you are using, or the model of your mobile terminal, you may not be able to use the website. For details, please contact the help desk below.

For inquiries regarding exercise of voting rights via the Internet (Help desk)

Securities Transfer Agency Division,

Mitsubishi UFJ Trust and Banking Corporation

0120-173-027 (toll-free within Japan)

Business hours: From 9:00 a.m. to 9:00 p.m.

(1) Click “Go to the next page.”
2. Log in	(2) Use your “login ID” and “temporary password” provided on the bottom-right of the voting right exercise form.
(3) Click “Log in.”
3. Register your password

(4)   Enter the “temporary password” in the “current password” field and enter a new password of your choice in both the “new password input field” and the “new password input field (for confirmation).” Please be careful not to forget your password.

(5) Click “Send.”
Hereafter, please enter your approval or disapproval by following the instructions on the screen.		◾ Information for Institutional Investors Institutional investors may use an “electronic voting rights exercise platform” as a method of exercising the voting rights.

[TRANSLATION]

REFERENCE MATERIALS CONCERNING

THE GENERAL MEETING OF SHAREHOLDERS

Items of Business and Reference Matters

<Proposal by the Company (from First Item of Business to Second Item of Business)>

The First Item of Business to the Second Item of Business are proposed by the Company.

<Proposal by the Company>

First Item of Business                Appropriation of Surplus

MUFG’s basic policies call for continuously seeking to improve shareholder returns, focusing on dividends in the pursuit of an optimal balance with solid equity capital and strategic investment for growth.

MUFG will aim for the stable and sustainable increase in dividends per share through profit growth, with a dividend payout ratio target of 40%. MUFG will flexibly repurchase its own shares as part of its shareholder return strategies in order to improve capital efficiency. Also, in principle, MUFG will hold a maximum of approximately 5% of the total number of issued shares, and cancel the shares that exceed this amount.

Based on these policies, MUFG proposes the year-end dividend of ¥10 per share. Combined with the interim dividend of ¥9 per share, annual dividends will total ¥19 per share, an increase of ¥1 per share over the previous fiscal year.

Matters concerning the year-end dividend:

1. Kind of dividend property
Cash
2. Matters concerning allocation and
the total amount of dividend property
Ordinary Shares ¥10 per share ¥131,934,399,220 in total
3. Date on which dividends from surplus
shall be effective
June 29, 2018

<Proposal by the Company>

Second Item of Business            Election of 15 (fifteen) Directors

The terms of office of 17 (seventeen) directors will expire at the close of this Meeting. Member of the Board of Directors Takehiko Shimamoto will resign as of June 27, 2018. Therefore, in order to further enhance the board of directors’ management oversight function and expedite decision-making, you are hereby requested to elect 15 (fifteen) directors (of whom 8 (eight) are outside directors) decreasing the number of directors who also serve as executives by 3 (three).

The candidates nominated by the Nominating and Governance Committee (which constitutes a Nominating Committee under the Companies Act) are as follows.

Each of the 8 (eight) candidates for outside directors meets the Company’s “Independence Standards for Outside Directors.”

No.	Candidate’s Name		Current Position and Responsibilities at the Company	Concurrent Posts at Listed Companies	Expertise
					Corporate management	Finance	Financial accounting	Law
1	Hiroshi Kawakami	Reelected Outside Independent	Member of the Board of Directors Nominating Member Compensation Member Audit Member	1	●	—	—	—
2	Yuko Kawamoto	Reelected Outside Independent	Member of the Board of Directors Nominating Member Compensation Member Risk Member (Chairperson)	0	—	●	—	—
3	Haruka Matsuyama	Reelected Outside Independent	Member of the Board of Directors Nominating Member Compensation Member (Chairperson)	3	—	—	—	●
4	Toby S. Myerson	Reelected Outside Independent	Member of the Board of Directors	0	—	—	—	●
5	Tsutomu Okuda	Reelected Outside Independent	Member of the Board of Directors Nominating Member (Chairperson) Compensation Member Risk Member	0	●	—	—	—
6	Yasushi Shingai	Newly elected Outside Independent		1	●	—	●	—
7	Tarisa Watanagase	Reelected Outside Independent	Member of the Board of Directors	1	—	●	—	—
8	Akira Yamate	Reelected Outside Independent	Member of the Board of Directors Audit Member (Chairperson)	1	—	—	●	—

No.	Candidate’s Name		Current Position and Responsibilities at the Company	Concurrent Posts at Listed Companies
9	Tadashi Kuroda	Reelected Non-Executive	Member of the Board of Directors Risk Member	0
10	Junichi Okamoto	Reelected Non-Executive	Member of the Board of Directors Audit Member	0
11	Kiyoshi Sono	Reelected	Member of the Board of Directors Chairman (Representative Corporate Executive)	1
12	Mikio Ikegaya	Reelected	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	0
13	Kanetsugu Mike	Reelected	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	0

14	Saburo Araki	Newly elected	Deputy Chairman (Representative Corporate Executive)	0
15	Nobuyuki Hirano	Reelected	Member of the Board of Directors President & Group CEO (Representative Corporate Executive) Nominating Member Compensation Member	2

Outside:	Candidate for Outside Director
Non-Executive:

Person, being as a non-executive director, who does not concurrently serve as corporate executive, executive officer, employee or executive directors of the Company or its subsidiaries (excluding outside directors)

Independent:	Candidate for independent director provided for by Tokyo Stock Exchange, Inc.

Nominating Member:	Member of the Nominating and Governance Committee
Audit Member:	Member of the Audit Committee
Compensation Member:	Member of the Compensation Committee
Risk Member:	Member of the Risk Committee

(Reference) Composition, etc. of the Board of Directors

Composition

The board of directors as a whole shall have an appropriately balanced composition that provides a deep understanding of the Group’s business and a wealth of knowledge and expertise on finance, financial accounting, risk management and compliance and so forth in order to ensure its effectiveness, and shall meet the following requirements in particular.

Appropriate balance

The board of directors shall have a balanced composition consisting of internal directors who are familiar with the business of MUFG and independent outside directors who oversee management and directors from an independent and objective standpoint.

Ensure independence	The percentage of Independent outside directors, in principle, shall be at least one third, and the percentage of Non-Executive directors*, in principle, shall be more than half.
Oversight of the Group’s management

To ensure the effectiveness of oversight of MUFG Group’s management by the board of directors, the Presidents of MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, and Mitsubishi UFJ Securities Holdings Co., Ltd. will, in principle, also serve as directors of the Company.

(*	Those who do not concurrently serve as a corporate executive, executive officer, employee or executive directors of the Company or a subsidiary of the Company.)

Policy for Election of Members of Directors

For election of directors, the Nominating and Governance Committee shall set forth director election standards focusing on the following and nominate persons who meet such standards as director candidates.

[Outline of Election Standards for Directors]

Qualities of those entrusted as managers

Directors shall have the qualities required to be able to appropriately fulfill their duty of loyalty and duty of care in the execution of their duties and to contribute to the sustainable growth and the increase of corporate value of MUFG over the medium- to long-term.

Qualities of independent outside director

Independent outside directors shall have a wealth of knowledge and experience in the fields of corporate management, finance, financial accounting and law and the qualities required for oversight of the execution of duties by management from an independent and objective standpoint, meeting the independence standards of the MUFG.

Ability of executive directors	Executive directors shall have extensive knowledge of MUFG Group’s business and the ability to appropriately perform management of MUFG.

Term of Office and Concurrent Posts of Directors

Term of office of directors

The term of office of directors shall be one (1) year. In discussions and decisions by the Nominating and Governance Committee on a candidate for reappointment, the number of years since such candidate assumed the office of a director of MUFG shall be considered.

Directors with concurrent posts

A director may concurrently serve as a director, corporate auditor, executive or corporate officer at a company other than MUFG Group company only to the extent such directors is able to have enough time required to appropriately fulfill the duties as a directors of MUFG, such as understanding the business and other aspects of the MUFG Group, and the directors shall report periodically to the board of directors on such concurrent posts.

MUFG Independence Standards for Outside Directors

1.	(1)

The person does not serve as an executive director, Corporate executive, executive officer, manager or other employee (hereinafter “Executive”) of the Company or its subsidiaries, and has not served as an Executive of the Company or its subsidiaries in the 10 years prior to his or her appointment.

(2)

If the person at some time during the 10 years prior to his or her appointment had served as a Director, accounting advisor or corporate auditor (excluding a person who served as an Executive) of the Company or its subsidiaries, he or she had not served as an Executive in the 10 years prior to his or her appointment as such Director, accounting advisor or corporate auditor.

2.	(1)	The person is not a person or an Executive thereof who deals with the Company or its major subsidiaries*1 as a major business partner*2 and has not been an Executive thereof in the last 3 years.

(2)	The person is not a major business partner or an Executive thereof of the Company or its major subsidiaries, and has not been an Executive thereof in the last 3 years.

3.

If the person is a consultant, accounting expert or legal expert, he or she has not received more than an average of 10 million yen per year in monetary or other assets from the Company excluding executive compensation, in the last 3 years, and is not an employee or other member of an accounting and law firms which deals with the Company as a major business partner*3.

4.

The person is not a spouse or a relative within the second degree of kinship of a Director, corporate executive, executive officer of the Company or its subsidiaries or a person whose independence from the Company has not been deemed to be assured by reason of Requirements 2 and 3 above.

5.	The person is not a current major shareholder*4 of the Company or an Executive thereof.

6.

The person is not an audit corporation or an employee or other member of such audit corporation of the Company or its subsidiaries, and has not engaged in the audit operations of the Company or its subsidiaries as such employee in the last 3 years.

*1 Major subsidiaries:	MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holding Co., Ltd.
*2 Major business partner:	Based on the criterion of 2% or more of annual consolidated net sales (annual consolidated gross profits in the case of the Company).
*3 Major business partner:	Based on the criterion of 2% or more of annual net sales.
*4 Major shareholder:	Shareholder holding 10% or more of total voting rights

Number 1
Hiroshi Kawakami Date of Birth: May 3, 1949 (Age: 69) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	11/11 (100%)
Member of the Nominating and Governance Committee	Nominating and Governance Committee	14/14 (100%)
Member of the Compensation Committee	Compensation Committee	10/10 (100%)
Member of the Audit Committee	Audit Committee	16/16 (100%)

Reelected Outside Independent	Career summary
	April 1972	Joined Toyota Motor Sales Co., Ltd.
	June 2003	Managing Officer of TOYOTA MOTOR CORPORATION (TOYOTA)
	June 2007	Senior Managing Director of TOYOTA
	June 2008	Vice President of Toyota Tsusho Corporation
Number of Years in Office as Outside Director 3 years	June 2009	President and CEO of Central Japan International Airport Co., Ltd.
	June 2015	Senior Advisor of Central Japan International Airport Co., Ltd.
Member of the Board of Directors (Outside Director) of the Company (incumbent)
	June 2016	Outside Director of AT-Group Co., Ltd. (incumbent)
	June 2017	Advisor of Central Japan International Airport Co., Ltd. (incumbent)

Important status in other companies

Advisor of Central Japan International Airport Co., Ltd.

Outside Director of AT-Group Co., Ltd.

Reason for proposing as candidate for Outside Director

Having served in various important positions, including Senior Managing Director of TOYOTA MOTOR CORPORATION and President and CEO of Central Japan International Airport Co., Ltd., Mr. Kawakami has affluent experience, knowledge and wisdom as a corporate manager. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Kawakami meets the Company’s “Independence Standards for Outside Directors.”

Although he had served as a Senior Managing Director of TOYOTA MOTOR CORPORATION in the past, he resigned as a director in June 2008, and has not been involved in its management or business execution for more than 10 years since his resignation. In addition, the Company had business accounting for less than 1% of the TOYOTA MOTOR CORPORATION’s consolidated net sales and the Company’s consolidated gross profit in fiscal year 2017. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Number 2
Yuko Kawamoto Date of Birth: May 31, 1958 (Age: 60) *As of the date of assumption of office.
	Type and Number of Company’s Shares Owned		Ordinary Shares 25,600
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
	Member of the Board of Directors	Meeting of the Board of Directors	11/11 (100%)
	Member of the Nominating and Governance Committee	Nominating and Governance Committee	14/14 (100%)
	Member of the Compensation Committee	Compensation Committee	10/10 (100%)
Member of the Risk Committee (Chairperson)
Reelected Outside Member Independent	Career summary
	April 1982	Joined The Bank of Tokyo, Ltd.
	April 1986	Resigned from The Bank of Tokyo, Ltd.
	September 1988	Joined McKinsey & Company, Inc.
	July 2001	Senior Expert of McKinsey & Company, Inc., Tokyo office
Number of Years in Office as Outside Director 2 years	March 2004	Resigned from McKinsey & Company, Inc.
	April 2004	Professor at Waseda Graduate School of Business and Finance, Accounting and Law (current Business and Finance) (incumbent)
	June 2004	Outside Director of Osaka Exchange, Inc. (current Japan Exchange Group)
	June 2006	Outside Audit & Supervisory Board Member of Tokio Marine Holdings, Inc. (scheduled to resign in June 2018)
	June 2013	Member of the Board of Directors of the Company
	December 2014	Member of the National Public Safety Commission (incumbent)
	June 2016	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Important status in other companies

Professor at Waseda Graduate School of Business and Finance

Member of the National Public Safety Commission

Reason for proposing as candidate for Outside Director

Over the last 30 years since she resigned from The Bank of Tokyo, Ltd. (current MUFG Bank, Ltd.), Ms. Kawamoto has acquired abundant experience and expertise in the financial sector, throughout her career as a management consultant and a professor at the Graduate School of Waseda University. The Company proposes her election as Outside Director since she is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Although she has not been directly involved in the management of a corporation, except as outside Director or outside corporate auditor, the Company believes that she is well qualified to act as an outside Director because of the reason stated above.

Supplementary information on independence

Ms. Kawamoto meets the Company’s “Independence Standards for Outside Directors.”

She currently serves as a professor at the Graduate School of Waseda University, with which the Company had business accounting for less than 1% of Waseda University’s revenues and the Company’s consolidated gross profit in fiscal year 2017. In light of this, among other reasons, such relationship would not affect her independence from the Company.

Number 3
Haruka Matsuyama Date of Birth: August 22, 1967 (Age: 50) *As of the date of assumption of office. * The officially registered name of Ms. Haruka Matsuyama is Haruka Kato.
	Type and Number of Company’s Shares Owned		Ordinary Shares 2,400
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
	Member of the Board of Directors	Meeting of the Board of Directors	11/11 (100%)
	Member of the Nominating and Governance Committee	Nominating and Governance Committee	13/14 (92%)
	Member of the Compensation Committee (Chairperson)	Compensation Committee	9/10 (90%)
Reelected Outside Independent	Career summary
	April 1995	Assistant Judge to the Tokyo District Court
	July 2000	Registered as an attorney at law, Member of the Daini Tokyo Bar Association
Joined Hibiya Park Law Offices
	January 2002	Partner of Hibiya Park Law Offices (incumbent)
Number of Years in Office as Outside Director 4 years	June 2012	Outside Corporate Auditor of Vitec Co., Ltd.
	June 2013	Outside Director of T&D Holdings, Inc. (incumbent)
	June 2014	External Auditor & Supervisory Board Member of MITSUI & CO., LTD. (incumbent)
Member of the Board of Directors (Outside Director) of the Company (incumbent)
	June 2015	Outside Director of Vitec Co., Ltd. (current VITEC HOLDINGS CO., LTD.) (incumbent)

Important status in other companies

Partner of Hibiya Park Law Offices

Outside Director of T&D Holdings, Inc.

Outside Director of VITEC HOLDINGS CO., LTD.

External Auditor & Supervisory Board Member of MITSUI & CO., LTD.

Reason for proposing as candidate for Outside Director

Ms. Matsuyama has extensive experience as an attorney and professional insight on general legal affairs. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term. Although she has not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that she is well qualified to act as an outside director because of the reason stated above.

Supplementary information on independence

Ms. Matsuyama meets the Company’s “Independence Standards for Outside Directors.”

She currently serves as the Partner of Hibiya Park Law Offices, with which the Company has no advisory contract and has not had transaction since fiscal year 2014 in which she assumed the post of the Company’s director. In addition, although there was transaction related to legal advice, etc. between the Company and the concerned law office in fiscal year 2013, before she assumed the post of the Company’s director, since the amount of transaction was less than ¥2 million, among other reasons, such relationship would not affect her independence from the Company.

Number 4
Toby S. Myerson Date of Birth: July 20, 1949 (Age: 68) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)

Reelected Outside Independent	Career summary
	September 1977	Registered an attorney at law, admitted in States of California and New York in the United States
	October 1981	Joined Paul, Weiss, Rifkind, Wharton & Garrison LLP
	June 1983	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
Number of Years in Office as Outside Director 1 years	April 1989	Managing Director of Wasserstein Perella & Co. Inc.
	November 1990	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
	June 2014	Outside Director of MUFG Union Bank, N.A. (incumbent)
	December 2016	Resigned from Paul, Weiss, Rifkind, Wharton & Garrison LLP
	January 2017	Chairman & CEO of Longsight Strategic Advisors LLC (incumbent)
	February 2017	Outside Director of MUFG Americas Holdings Corporation (incumbent)
	June 2017	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Important status in other companies

Chairman & CEO of Longsight Strategic Advisors LLC

Outside Director of MUFG Americas Holdings Corporation

Outside Director of MUFG Union Bank, N.A.

Reason for proposing as candidate for Outside Director

Mr. Myerson has extensive experience as an attorney and professional insight on the fields of corporate legal affairs and successful mergers, acquisitions, divestiture and takeover transactions. The Company proposes his election as Outside director since he is expected to contribute extensive global outlook to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Myerson meets the Company’s “Independence Standards for Outside Directors.”

Although he served as a Partner and Co-Head of the Global Mergers and Acquisitions Group of Paul, Weiss, Rifkind, Wharton & Garrison LLP, he left the Firm in December 2016, and has not been involved in its management after resignation. In addition, although he currently serves as Chairman & CEO of Longsight Strategic Advisors LLC, a strategic advisory firm he established in January 2017, there is no relation between this company and the Company. In light of this and other reasons, such relationship would not affect his independence from the Company.

Number 5
Tsutomu Okuda Date of Birth: October 14, 1939 (Age: 78) *As of the date of assumption of office.
	Type and Number of Company’s Shares Owned		Ordinary Shares 16,800
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
	Member of the Board of Directors (Lead Independent Outside Director)	Meeting of the Board of Directors	11/11 (100%)
	Member of the Nominating and Governance Committee (Chairperson)	Nominating and Governance Committee	14/14 (100%)
	Member of the Compensation Committee	Compensation Committee	10/10 (100%)
Member of the Risk Committee
Reelected Outside Independent	Career summary
	April 1964	Joined The Daimaru, Inc.
	September 1991	Managing Director of Daimaru Australia Pty. Ltd.
	May 1995	Director of The Daimaru, Inc.
	May 1996	Managing Director of The Daimaru, Inc.
Number of Years in Office as Outside Director 4 years	March 1997	President of The Daimaru, Inc.
	May 2003	Chairman and Chief Executive Officer of The Daimaru, Inc.
	September 2007	Chairman of The Daimaru, Inc.
President and Chief Executive Officer of J. Front Retailing Co., Ltd.
	March 2010	Chairman and Chief Executive Officer of J. Front Retailing Co., Ltd.
	April 2013	Director and Senior Advisor of J. Front Retailing Co., Ltd.
	May 2014	Senior Advisor of J. Front Retailing Co., Ltd.
	June 2014	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Reason for proposing as candidate for Outside Director

Having served in various important positions, including President and Chairman of J. Front Retailing Co., Ltd., Mr. Okuda has affluent experience, knowledge and wisdom as a corporate manager. The Company proposes his election as Outside Director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Okuda meets the Company’s “Independence Standards for Outside Directors.”

Although he had been a Senior Advisor of J. Front Retailing Co., Ltd., he retired in May 2018. The Company had business with J. Front Retailing Co., Ltd. accounting for less than 1% of the J. Front Retailing Co., Ltd.’s consolidated net sales and the Company’s consolidated gross profit in fiscal year 2017. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Number 6
Yasushi Shingai
Date of Birth: January 11, 1956 (Age: 62) *As of the date of assumption of office.
	Type and Number of Company’s Shares Owned	Ordinary Shares 0

Newly elected Outside Independent	Career summary
	April 1980	Joined Japan Tobacco and Salt Public Corporation
	July 2001	Vice President, Financial Planning Division of Japan Tobacco Inc. (JT)
	June 2004	Senior Vice President, Head of Finance Group of JT
	July 2004	Senior Vice President, Chief Finance Officer of JT
	June 2005	Member of the Board, Senior Vice President, and Chief Finance Officer of JT
	June 2006	Member of the Board of JT Executive Vice President and Deputy CEO of JT International S.A.
	June 2011	Representative Director and Executive Vice President of JT
	June 2014	External Board Director of Recruit Holdings Co., Ltd. (scheduled to resign in June 2018)
	January 2018	Member of the Board of JT
	March 2018	Outside Director of Asahi Group Holdings, Ltd. (incumbent)

Important status in other companies
Outside Director of Asahi Group Holdings, Ltd.

Reason for proposing as candidate for Outside Director

Having served in various important positions, including Member of the Board, Senior Vice President and Chief Finance Officer (CFO) of Japan Tobacco Inc. (JT), Executive Vice President and Deputy CEO and CFO of JT International S.A., and Executive Deputy President and Representative Director and Deputy CEO of JT, Mr. Shingai has affluent experience as a global corporate manager and professional insight not only in corporate finance, but also M&A and corporate management after M&A. The Company proposes his election as Outside Director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Shingai meets the Company’s “Independence Standards for Outside Directors.”

He resigned as Member of the Board of JT in March 2018 and has not been involved in its management or business execution since his resignation. In addition, the Company had business accounting for less than 1% of the Japan Tobacco Inc.’s consolidated net sales and the Company’s consolidated gross profit in fiscal year 2017. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Number 7
Tarisa Watanagase Date of Birth: November 30, 1949 (Age: 68) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)

Reelected Outside Independent	Career summary
	June 1975	Joined the Bank of Thailand
	January 1988	Economist of International Monetary Fund (IMF) (Secondment)
	October 2002	Deputy Governor of the Bank of Thailand
	November 2006	Governor of the Bank of Thailand
Number of Years in Office as Outside Director 1 year	September 2010	Retired from the Bank of Thailand
	March 2013	Outside Director of The Siam Cement Public Company Limited (incumbent)
	June 2017	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Important status in other companies

Outside Director of The Siam Cement Public Company Limited

Reason for proposing as candidate for Outside Director

Ms. Watanagase has extensive experience as the former Governor of the Bank of Thailand, the central bank of the country, and professional insight on finance and economics. The Company proposes her election as outside director since she is expected to contribute extensive global outlook to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Although she has not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that she is well qualified to act as an outside director because of the reason stated above.

Supplementary information on independence

Ms. Watanagase meets the Company’s “Independence Standards for Outside Directors.”

Number 8
Akira Yamate Date of Birth: November 23, 1952 (Age: 65) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	11/11 (100%)
Member of the Audit Committee (Chairperson)	Audit Committee	16/16 (100%)

Reelected Outside Independent	Career summary
	November 1977	Joined Price Waterhouse Japan
	March 1983	Registered as Certified public accountant in Japan
	July 1991	Representative Partner of Aoyama Audit Corporation Partner of Price Waterhouse
	April 2000	Representative Partner of Chuo Aoyama Audit Corporation Partner of PricewaterhouseCoopers
Number of Years in Office as Outside Director 3 years	September 2006	Representative Partner of PricewaterhouseCoopers Aarata
	June 2013	Resigned from PricewaterhouseCoopers Aarata
External Audit & Supervisory Board Member of Nomura Real Estate Holdings, Inc.
External Audit & Supervisory Board Member of Nomura Real Estate Development Co., Ltd.
	June 2015	Member of the Board of Directors (Outside Director) of the Company (incumbent)
External Director of Nomura Real Estate Holdings, Inc. (incumbent) External Member of Board of Statutory Auditors, of Prudential Holdings of Japan, Inc. (incumbent)

Important status in other companies

External Director of Nomura Real Estate Holdings, Inc.

External Member of Board of Statutory Corporate Auditors, Prudential Holdings of Japan, Inc.

Reason for proposing as candidate for Outside Director

Mr. Yamate has affluent experience as a certified public accountant and professional insight in accounting and auditing. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Yamate meets the Company’s “Independence Standards for Outside Directors.”

Although he had been a Representative Partner of PricewaterhouseCoopers Aarata LLC in the past, he resigned from the PricewaterhouseCoopers Aarata in June 2013, and has not been involved in its management. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Number 9
Tadashi Kuroda Date of Birth: June 7, 1958 (Age: 60) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 94,900
Dilutive Shares 87,303
* The number of corresponding vested points in the stock compensation system using a trust structure is stated for the number of dilutive shares.
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	11/11 (100%)
Member of the Risk Committee
Reelected Non-Executive	Career summary
The Company
May 2014	Managing Executive Officer
June 2014	Member of the Board of Directors, Managing Executive Officer
Number of Years in Office as Director 4 years	May 2015	Member of the Board of Directors, Senior Managing Executive Officer
June 2015	Member of the Board of Directors, Senior Managing Corporate Executive
May 2018	Member of the Board of Directors (incumbent)

Subsidiaries, etc.
April 1981	Joined The Sanwa Bank, Limited
April 2008	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)
June 2011	Director and Senior Managing Executive Officer of Mitsubishi UFJ Research and Consulting Co., Ltd.
May 2013	Managing Executive Officer of the Bank
June 2015	Member of the Board of Directors, Senior Managing Executive Officer of the Bank (scheduled to resign in June 2018)

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently the Bank) in 2008, Mr. Kuroda has served as General Manager of the Credit Division, and Officer in charge of East Region of Japan at the Bank. He also served as Officer in charge of planning and Group CSO of the Company. At present, he is Member of the Board of Directors of the Company, concurrently serving as Member of the Board of Directors, Senior Managing Executive Officer of the Bank.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term. Mr. Kuroda is scheduled to resign as Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd as of June 27, 2018.

Number 10
Junichi Okamoto Date of Birth: November 9, 1957 (Age: 60) *As of the date of assumption of office.
	Type and Number of Company’s Shares Owned		Ordinary Shares 172,300
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
	Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
	Member of the Audit Committee	Audit Committee	11/11 (100%)
Reelected Non-Executive	Career summary The Company
	June 2010	Executive Officer
	June 2013	Member of the Board of Directors
Number of Years in Office as Director 1 year	June 2015	Senior Managing Corporate Executive
	June 2017	Member of the Board of Directors (incumbent)
Subsidiaries, etc.
	April 1980	Joined The Toyo Trust and Banking Company, Limited
	June 2008	Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (hereafter “the Trust Bank”)
	June 2010	Managing Executive Officer of the Trust Bank
	June 2012	Senior Managing Executive Officer of the Trust Bank
	June 2013	Deputy President of the Trust Bank

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of the Trust Bank in 2008, Mr. Okamoto has served as General Manager of Pension Trust Division, General Manager of Business Division VI and Deputy President at the Trust Bank. He also served as Senior Managing Corporate Executive, Group Head of Trust Assets Business Group of the Company. At present, he is Member of the Board of Directors, Member of the Audit Committee (Full-Time) of the Company.

The Company proposes his election as Director since he is expected to contribute to the effective enhancement of the Board of Directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Number 11
Kiyoshi Sono Date of Birth: April 18, 1953 (Age: 65) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned		Ordinary Shares 57,920 Dilutive Shares 500,423
* The number of corresponding vested points in the stock compensation system using a trust structure is stated for the number of dilutive shares.
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Board of Directors	11/11 (100%)
Chairman (Representative Corporate Executive)

Reelected	Career summary
The Company
Number of Years in Office as Outside Director 4 years	May 2012	Managing Executive Officer
	June 2014	Chairman of the Board of Directors
	June 2015	Member of the Board of Directors, Chairman (Representative Corporate Executive) (incumbent)
Subsidiaries, etc.
	April 1976	Joined The Sanwa Bank, Limited
	June 2004	Executive Officer of UFJ Bank Limited
	May 2006	Managing Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)
	May 2010	Senior Managing Executive Officer of the Bank
	June 2012	Member of the Board of Directors, Deputy President of the Bank
	May 2014	Deputy Chairman of the Board of Directors of the Bank (incumbent)

Important status in other companies

Deputy Chairman of the Board of Directors of MUFG Bank, Ltd.

Director of Mitsubishi UFJ NICOS Co., Ltd.

Outside Director of Nankai Electric Railway Co., Ltd.

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of UFJ Bank Limited (current the Bank) in 2004, Mr. Sono has served as Group Head of the Osaka Corporate Banking Group, Officer in charge of credit, Deputy President and Chief Executive of the Corporate Banking Business Unit at the Bank. He also served as Group Head of the Integrated Corporate Banking Business Group and as Chairman of the Company. At present, he is Member of the Board of Directors, Chairman (Representative Corporate Executive) of the Company, concurrently serving as Deputy Chairman of the Board of Directors of MUFG Bank, Ltd.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as Director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Number 12
Mikio Ikegaya Date of Birth: July 6, 1958 (Age: 59) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 42,630
Dilutive Shares 286,490
*The number of corresponding vested points in the stock compensation system using a trust structure is stated for the number of dilutive shares.
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	9/11 (81%)
Deputy Chairman (Representative Corporate Executive)
Reelected	Career summary
The Company
June 2008	Executive Officer
June 2011	Managing Executive Officer
Number of Years in Office as Director 2 years	June 2012	Executive Officer
June 2015	Managing Executive Officer
April 2016	Deputy Chairman (Representative Corporate Executive)
June 2016	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive) (incumbent)
Subsidiaries, etc.
April 1981	Joined The Mitsubishi Trust and Banking Corporation
June 2008	Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (hereafter “the Trust Bank”)
June 2011	Director and Managing Executive Officer of the Trust Bank
June 2012	Managing Executive Officer of the Trust Bank
June 2013	Senior Managing Executive Officer of the Trust Bank
June 2015	Director and Senior Managing Executive Officer of the Trust Bank
April 2016	President and CEO of the Trust Bank (incumbent)

Important status in other companies

President and CEO of Mitsubishi UFJ Trust and Banking Corporation

Reason for proposing as candidate for Outside Director

Since assuming the post of Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (the Trust Bank) in 2008, Mr. Ikegaya has served as General Manager of the Corporate Planning Division, Deputy Chief Executive of the Trust Asset Business Unit and Chief Executive of the Corporate Banking Business Unit at the Trust Bank. He also served as Deputy Group Head of the Integrated Corporate Banking Business Group of the Company. At present, he is Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive) of the Company, concurrently serving as President and CEO of the Trust Bank.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as Member of the Board of Directors since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Number 13
Kanetsugu Mike Date of Birth: November 4, 1956 (Age: 61) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 31,455 Dilutive Shares 330,031
* The number of corresponding vested points in the stock compensation system using a trust structure is stated for the number of dilutive shares.
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	9/9 (100%)
Deputy Chairman (Representative Corporate Executive)
Reelected	Career summary
The Company
June 2005	Executive Officer
May 2011	Managing Executive Officer
Number of Years in Office as Director 1 year	May 2016	Senior Managing Corporate Executive
June 2017	Member of the Board of Directors, Deputy Chairman
(Representative Corporate Executive) (incumbent)

Subsidiaries, etc.
April 1979	Joined The Mitsubishi Bank, Limited
June 2005	Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd.
May 2009	Managing Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)
June 2011	Member of the Board of Directors, Managing Executive Officer of the Bank
May 2013	Senior Managing Executive Officer of the Bank
October 2015	Executive Chairman of MUFG Americas Holdings Corporation Executive Chairman of MUFG Union Bank, N.A.
May 2016	Deputy President and Executive Officer of the Bank
June 2016	Member of the Board of Director and Deputy President of the Bank
June 2017	President & CEO of the Bank (incumbent)

Important status in other companies

President & CEO of MUFG Bank, Ltd.

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (current the Bank) in 2005, Mr. Mike has served as General Manager of the Business & Systems Integration Division, Chief Executive of Corporate Services and Co-Chief Executive of the Global Business Unit. He also served as Director of Bank of Ayudhya Public Company Limited, Executive Chairman of MUFG Americas Holdings Corporation, Executive Chairman of MUFG Union Bank, N.A., and Group Head of the Global Business Group of the Company. At present, he is Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive) of the Company, concurrently serving as President & CEO of MUFG Bank, Ltd.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Number 14
Saburo Araki Date of Birth: August 6, 1957 (Age: 60) *As of the date of assumption of office.
	Type and Number of Company’s Shares Owned	Ordinary Shares 32,680 Dilutive Shares 355,536
* The number of corresponding vested points in the stock compensation system using a trust structure is stated for the number of dilutive shares.
Current Position and Responsibilities at the Company
Deputy Chairman (Representative Corporate Executive)
Newly elected	Career summary
The Company
	May 2009	Executive Officer
	May 2011	Managing Executive Officer
	June 2012	Member of the Board of Directors
	June 2015	Senior Managing Corporate Executive
	April 2018	Deputy Chairman (Representative Corporate Executive) (incumbent)

Subsidiaries, etc.
	April 1981	Joined The Mitsubishi Bank, Limited
	June 2007	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)
	May 2011	Managing Executive Officer of the Bank
	June 2012	Member of the Board of Directors, Managing Executive Officer of the Bank
	June 2014	Managing Executive Officer of the Bank
	May 2015	Member of the Board of Directors, Senior Managing Executive Officer of the Bank
	May 2016	Member of the Board of Directors, Deputy President of the Bank
	April 2018	President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. (incumbent) President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (incumbent)
Important status in other companies
President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently the Bank) in 2007, Mr. Araki has served as General Manager of the Human Resources Division, General Manager of the Corporate Planning Division, General Manager of Corporate Banking Group No. 1, Officer in charge of the Corporate Administration Division and Corporate Planning Division, and Deputy President and Chief Executive of the Corporate Banking Business Unit at the Bank. He also served as Group Head of the Integrated Corporate Banking Business Group of the Company. At present, he is Deputy Chairman (Representative Corporate Executive) of the Company, concurrently serving as President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. and President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as Director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Number 15
Nobuyuki Hirano Date of Birth: October 23, 1951 (Age: 66) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 42,400
Dilutive Shares 599,468
* The number of corresponding vested points in the stock compensation system using a trust structure is stated for the number of dilutive shares.
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	11/11 (100%)
President & Group CEO (Representative Corporate Executive)
Member of the Nominating and Governance Committee	Nominating and Governance Committee	14/14 (100%)
Member of the Compensation Committee	Compensation Committee	10/10 (100%)
Reelected	Career summary
The Company
July 2004	Executive Officer
June 2005	Member of the Board of Directors
Number of Years in Office as Director 8 years	June 2009	Managing Executive Officer
June 2010	Member of the Board of Directors
October 2010	Member of the Board of Directors, Deputy President
April 2012	Member of the Board of Directors
April 2013	President & CEO
June 2015	Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) (incumbent)
Subsidiaries, etc.
April 1974	Joined The Mitsubishi Bank, Limited
June 2001	Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (BTM)
May 2005	Managing Executive Officer of BTM
June 2005	Member of the Board of Directors, Managing Executive Officer of BTM
October 2008	Member of the Board of Directors, Senior Managing Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)
June 2009	Member of the Board of Directors, Deputy President of the Bank
April 2012	President & CEO of the Bank
April 2016	Chairman of the Board of Directors of the Bank (incumbent)

Important status in other companies

Chairman of the Board of Directors of MUFG Bank, Ltd.

Director of Morgan Stanley

Outside Audit & Supervisory Board Members of TOYOTA MOTOR CORPORATION*

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (currently the Bank) in 2001, Mr. Hirano has served as General Manager of the Corporate Banking Division No. 2, General Manager of the Corporate Planning Office, Officer in charge of the Corporate Administration Division and Corporate Planning Division, Deputy President, and President at the Bank. He also served as President & CEO of the Company. At present, he is Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) of the Company, concurrently serving as Chairman of the Board of Directors of MUFG Bank, Ltd.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as Director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

*	Mr. Hirano is scheduled to be elected at the Ordinary General Shareholders’ Meeting of TOYOTA MOTOR CORPORATION to be held in June 2018 and assume the post thereafter.

(Notes)

1.

The Company has entered into limited liability agreements with directors who are non-executive directors. Mr. Hiroshi Kawakami, Ms. Yuko Kawamoto, Ms. Haruka Matsuyama, Mr. Toby S. Myerson, Mr. Tsutomu Okuda, Ms. Tarisa Watanagase, Mr. Akira Yamate and Mr. Junichi Okamoto in accordance with the provision set forth in Article 427, Paragraph 1 of the Companies Act. The content of limited liability agreement is as follows. In addition, the Company plans to enter into the same limited liability agreement with Mr. Yasushi Shingai and Mr. Tadashi Kuroda.

(Summary of the content of the Limited Liability Agreement)

With respect to the liability set forth in Articles 423, Paragraph 1 of the Companies Act, when an outside director acts in good faith and is not grossly negligent in conducting an outside director’s duties, the outside director shall assume liability for damages limited by the greater of ¥10 million or the minimum liability amount prescribed in Articles 425, Paragraph 1 of the Companies Act.

2.

The Company designated Mr. Hiroshi Kawakami, Ms. Yuko Kawamoto, Ms. Haruka Matsuyama, Mr. Toby S. Myerson, Mr. Tsutomu Okuda, Ms. Tarisa Watanagase and Mr. Akira Yamate as independent directors provided for by Tokyo Stock Exchange, Inc., and has notified the Tokyo Stock Exchange, Inc. to that effect. Likewise, the Company intends to designate Mr. Yasushi Shingai as independent director and notify the Tokyo Stock Exchange to that effect.

3.	Mr. Kiyoshi Sono, Mr. Mikio Ikegaya, Mr. Kanetsugu Mike, Mr. Saburo Araki and Mr. Nobuyuki Hirano are the Representative Corporate Executives of the Company.

4.

Mr. Saburo Araki serves concurrently as President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. There is a business relationship, etc. with respect to financial instruments such as shares and bonds between the Company and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. There are no special interests between each of the other candidates and the Company.

5.

Attendance at meeting of the board of directors, etc. for Mr. Toby S. Myerson, Ms. Tarisa Watanagase, Mr. Junichi Okamoto and Mr. Kanetsugu Mike refers to the meetings held after they assumed the post of Member of the Board of directors in June 2017.

6.	The members of the committees will be as follows upon approval of this Item of Business. The chairperson of each committee is scheduled to be appointed from among independent Outside Directors.

Name	Nominating and Governance Committee (Nominating Committee under the Companies Act)	Compensation Committee	Audit Committee
Hiroshi Kawakami	●	●	●
Yuko Kawamoto	●	●
Haruka Matsuyama	●	●
Tsutomu Okuda	●	●
Yasushi Shingai			●
Akira Yamate			●
Tadashi Kuroda			●
Junichi Okamoto			●
Nobuyuki Hirano	●	●

<Proposal by Shareholder (from Third Item of Business to Ninth Item of Business)>

Items from the Third Item of Business to the Seventh Item of Business are proposed jointly by three shareholders.

<Proposal by Shareholder>

Third Item of Business	Partial Amendment to the Articles of Incorporation (Individual Disclosure of Executive Compensation)

1.	Proposal details

The following clause shall be set forth in the Articles of Incorporation:

“The Company shall mandatorily disclose the money amount and forms of compensation for each individual director, together with the evaluated monetary value of all compensation in Japanese yen, in the business report and the annual securities report every year.”

2.	Reasons for proposal

The disclosure of the amount and forms, etc. of compensation for individual executives is extremely important for enabling shareholders to check whether reasonable compensation was paid from the standpoint of maximizing shareholder interests. In the capital markets of developed countries other than Japan, the individual disclosure of compensation is quite commonly required, and inconvenience for investors has never arisen as a result of this practice. The stock price indexes in these capital markets have created a return that is significantly higher than the Nikkei Stock Average and the like in Japan over the past 20 years. Generally, it is not the issue of concern in Japan that executive compensation is high, but that the compensation system has no correlation with shareholder value in the medium- to long-term. If compensation is disclosed individually, the measurement of costs and benefits will become easier and clearer. The same proposal gained support from 48.47% of shareholders at the annual general meeting of shareholders of HOYA CORPORATION in 2011, and if the Company is among the first to undertake the individual disclosure of compensation, it should attract positive attention.

[(The Company’s note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholders.]

•	Board of Directors’ opinion

The Board of Directors objects to this proposal.

The executive compensation system and amount of compensation for individual directors and corporate executives of the Company are deliberated and decided upon by the Compensation Committee in accordance with the Companies Act. The Compensation Committee is composed of independent outside directors as majority and its Chairperson, and in fiscal year 2017, held a total of 10 meetings with a focus on deliberations concerning performance-based indicators accompanying the extension of the stock compensation system and the vision of compensation for top management.

Policy on executive compensation and the total amount of compensation for this fiscal year is as described on pages 68 to page 70 of the Business Report for the Thirteenth Fiscal Year, and we believe that suitability and transparency regarding executive compensation has been adequately secured. In addition, we have disclosed individual compensation for directors (for those with a total amount of consolidated compensation of ¥100,000,000 or more) in accordance with the laws in the annual securities report, with seven persons disclosed in fiscal year 2016: the Chairman, the Deputy Chairman, and the President, etc.

The Company and principal subsidiaries abolished the traditional stock option system in fiscal year 2016, and have introduced a new medium- to long-term performance-based stock compensation plan using a structure called Board Incentive Plan. Indicators for evaluating concrete performance achievement levels (in fiscal year 2018 and thereafter) are the consolidated net business profits, profits attributable to owners of parent, consolidated ROE and consolidated expense ratio, with the standard amount set according to the position ranging from 0 – 150% depending on the degree of performance achievements. The ratio of “basic compensation (such as monthly salary) : stock compensation : executive bonuses” for the President has been approximately “1:1:1”.

As described above, the Company, as “the world’s most trusted global financial group,” has introduced the executive compensation system with the aim of further sharing common interests with shareholders while avoiding excessive risk taking, and that further raises motivation for contributions to the improvement of business performance.

Therefore, we believe that there is no need to set forth the proposed clause in the Articles of Incorporation.

<Proposal by Shareholder>

Fourth Item of Business	Partial Amendment to the Articles of Incorporation (Separation of roles of Chairman of the Board and Chief Executive Officer)

1.	Proposal details

The following clause shall be set forth in the Articles of Incorporation:

“The Company shall, in principle, prohibit the Chairman of the Board and the Chief Executive Officer from serving concurrently, and the Chairman of the Board shall be an outside directors. In exceptional cases where the concurrent posts are permitted, it is necessary to make a written disclosure to shareholders in the notice of convocation of the general meeting of shareholders or the reference materials in order to explain that such concurrent posts will be in the best interests of the shareholders, and also a lead outside directors shall be appointed instead. The role of the lead outside directors shall be specified by the board of directors and disclosed to the shareholders.”

2.	Reasons for proposal

Because the Chief Executive Officer has power over matters such as internal resources and human resources and should be positioned as the most important subject of monitoring, holding the concurrent posts of Chief Executive Officer and Chairman of the Board, which goes against the international direction of strengthening corporate governance, should be avoided as much as possible. Currently, the Company is suspected to have a structure in which executives appointed by the representative corporate executive officer could substantively have a strong influence on the selection of information to be provided for judgment at meetings of the board of directors and the committees. Selection of such information should be done by the Chairman of the Board who are independent from the President, and the Chairman is required to spend more time supervising the Company than the other outside directors do. The purport of this proposal is based on a standard view of scholars and practitioners of corporate governance in North America (the independence of the Chairman of the Board is the second check item in the “Corporate Governance Check Points of the board of directors from the Shareholders’ Perspective” in the “CFA Examination Handbook [Level II]” (Kinzai Institute for Financial Affairs, Inc. 2004, page 177) by Tadashi Ohno), and concept of a lead outside directors is also well known.

[(The Company’s note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholders.]

•	Board of Directors’ opinion

The Board of Directors objects to this proposal.

In the Company, the Chairman (Representative Corporate Executive) serves as the chairman of the board of directors separately from the President & Group CEO (Representative Corporate Executive), in accordance with the MUFG Corporate Governance Policies. We recognize that some are of the opinion that the chairman of the board of directors should be a non-executive such as an independent outside director, and the Company does not deny this. However, the Company believes that the responsibility of the chairman is to lead the board of directors and ensure its effectiveness. In addition, it is an important role of the chairman of the board of directors to set the schedule and agenda of the meeting of the board of directors through exchanging opinions on a daily basis with each director, so that the board of directors can make sound decisions based on adequate information, and as such we have judged that it is optimal for the Chairman (Representative Corporate Executive) to play these roles. Furthermore, the Company has adopted the corporate governance system of a company with three committees, under which the proposals for the election of directors shall be decided by the Nominating and Governance Committee which has a majority of outside directors. In addition, a lead independent outside director is appointed by independent outside directors from among themselves. Also, we have established a framework in which the board of directors can effectively oversee the management members mainly by having 8 out of 15 directors, or a majority, be independent outside directors, when the Second Item of Business is approved as proposed at this Annual General Meeting of Shareholders.

Therefore, we believe that there is no need to set forth the proposed clause in the Articles of Incorporation.

<Proposal by Shareholder>

Fifth Item of Business	Partial Amendment to the Articles of Incorporation (Exercise of Voting Rights of Shares Held for the Purpose of Strategic Shareholdings)

1.	Proposal details

The following clause shall be set forth in the Articles of Incorporation:

“The Company shall instruct the subsidiaries under its management control, such as banks and securities companies, to exercise the voting rights of shares held for the purpose of Strategic Shareholdings appropriately, such as by seeking the opinions of disinterested proxy advisors.”

2.	Reasons for proposal

Given that the Group holds trillions of yen in shares on a consolidated basis, it should take measures to manage risks and increase the value of the shares, such as defending the value of shares that have been continuously held by the Group. However, with respect to the exercise of voting rights of shares held for the purpose of Strategic Shareholdings, measures that are remarkably lacking in economic rationality have been continuously taken; e.g., the Group has voted for the proposals of companies without criticism, even for listed companies whose return on equity (ROE) has remained low for a long time. In addition, recently the obligation of institutional investors including banks to fulfill their “stewardship responsibilities” for companies in which they invest has been explicitly provided as a soft law in the Stewardship Code established by the Tokyo Stock Exchange and the Financial Services Agency, and emphasis is placed on the necessity of a dialogue between institutional investors and listed companies among other measures. Internationally, the fact that such reforms are carried out in “that capital market in Japan (where unprecedented judicial decisions like the Murakami Fund case occurred one after another)” is remarkably highly valued. The Company should rationally exercise the voting rights of shares held for the purpose of strategic investment and work to enhance the value of the shares it owns. At the annual general meeting of shareholders of Mizuho Financial Group, Inc. in 2015, a similar proposal obtained support from 34% of shareholders.

[(The Company’s note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholders.]

•	Board of Directors’ opinion

The Board of Directors objects to this proposal.

In order to ensure the appropriate exercise of voting rights of shares held for the purpose of strategic investment, the Company and the Group banks make comprehensive decisions on every proposal for the agenda of a shareholders meeting after confirming the following two points.

(1)	Will it increase the medium- to long-term corporate value and lead to continuous growth of the relevant corporate business client?

(2)	Will it increase the medium- to long-term economic profits of the Company and the Group banks?

Significant agenda items of a shareholders meeting that could have material impact on medium- to long-term improvement of corporate value of the relevant corporate business client and economic benefit for the Company and the Group banks will be determined through measures such as communication with the relevant corporate business client as necessary. Among other things, the following agenda items are considered significant by the Company and the Group banks:

-	Agenda items on disposal of surplus (when disposal significantly lacks balance with financial soundness and retained earnings)

-

Agenda items on election of directors or corporate auditors (in cases such as where the relevant corporate business client has caused a disgraceful affair or posted a loss for a certain consecutive period)

-	Agenda items on retirement benefits for corporate auditors and the like

-	Agenda items on organizational restructure

-	Agenda items on takeover defense

The status of the exercise of voting rights of the most important Strategic Shareholdings is reported to the board of directors.

Therefore, we believe that there is no need to set forth the proposed clause in the Articles of Incorporation.

<Proposal by Shareholder>

Sixth Item of Business	Dismissal of Director Nobuyuki Hirano

1.	Proposal details

Mr. Nobuyuki Hirano shall be dismissed from the position of Director.

2.	Reasons for proposal

A subsidiary bank of the Company has concluded a loan agreement for a total of ¥900 million with Kenko Corporation (then Shinjuku-ku, Tokyo), but the corporate manager of Kenko Corporation is committing antisocial acts of soliciting hundreds of women as prostitutes every year, including minors and those who have suspected relationships with antisocial forces, and also paying money to other women as return for intermediation. After this was raised by shareholders, General Manager of the Shinjuku Branch promised to check with the Legal Division, but he has done nothing to the present date, while the Company that was pursued on this issue and made false answer even at the general meeting of shareholders. Being nominally legal is not sufficient in terms of compliance, and it is necessary to abide by comprehensive common wisdom and social norms. In other words, it requires “not just to ‘comply with laws and regulations’ but to ‘meet the needs of society’” (Nobuo Gohara, a lawyer and a former prosecutor), and with such a level of compliance awareness as described above, the Company could be criticized by overseas human-rights groups and even assume the risk of massive compensation. A person who publicly makes false answer and discredits the proposers is not qualified as Member of the Board of directors.

[(The Company’s note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholders.]

•	Board of Directors’ opinion

The Board of Directors objects to this proposal.

The Company clearly defines the Group’s mission, medium- and long-term vision, and values we should share in its Corporate Vision, which includes responding to the expectations of its customers and society through unified efforts. In addition, under the Corporate Vision, the Company has established “Principles of Ethics and Conduct” as standards for all Group executives and employees to guide decisions and actions, in which the Company has declared that it would comply with laws and regulations in Japan and overseas, and act fairly and transparently in its business activities in good faith, and support and strengthen the trust and confidence of society. It also appropriately executes individual transactions in accordance with the policy above and internal rules.

Therefore, we believe that there is no reason to dismiss Nobuyuki Hirano from the position of directors.

<Proposal by Shareholder>

Seventh Item of Business	Partial Amendment to the Articles of Incorporation (Establishment of a Special Investigation Committee on the Overall Reconsideration of Business Relationship with Kenko Tokina Corporation)

1.	Proposal details

The following clause shall be stated in the Articles of Incorporation:

“The Company shall establish a special investigation committee to thoroughly reconsider the business relationship with Kenko Tokina Corporation through investigation on matters including the historical details and the answers by the management of the Company at the general meeting of shareholders.”

2.	Reasons for proposal

At the Annual General Meeting of Shareholders last year, the Company was questioned about the appropriateness of transactions with an affiliated company of Kenko Tokina Corporation, on the ground that the representative of such company has committed the act of prostitution with hundreds of women annually, including minors and those who have suspected relationships with antisocial forces, and also paying money as return for intermediation, but the Company made false answer that it confirmed such facts did not exist. However, on the contrary to the Company’s answer, the fact was largely admitted by the representative director of the company himself in his own divorce case (refer to lawsuit case records including No. 612 (personal status litigation case) of 2015, Tokyo Family Court), thus it is clear that the statement at the Annual General Meeting of Shareholders of the Company last year itself was false. With such a level of compliance awareness, the Company could be criticized by overseas human-rights groups and even assume the risk of massive liability for damages, and a special investigation committee should be established to verify the appropriateness of such transactions once more.

[(The Company’s note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholders.]

•	Board of Directors’ opinion

The Board of Directors objects to this proposal.

The Company clearly defines the Group’s mission, medium- and long-term vision, and values we should share in its Corporate Vision, which includes responding to the expectations of its customers and society through unified efforts. In addition, under the Corporate Vision, the Company has established “Principles of Ethics and Conduct” as standards for all Group executives and employees to guide decisions and actions, in which the Company has declared that it would comply with laws and regulations in Japan and overseas, and act fairly and transparently in its business activities in good faith, and support and strengthen the trust and confidence of society. It also appropriately executes individual transactions in accordance with the policy above and internal rules.

Since the Articles of Incorporation provide the basic policies of the Company, we believe that it is not appropriate to prescribe the establishment of an investigative committee on individual events, as this would limit the business execution of the Company.

Therefore, we believe that there is no need to set forth the proposed clause in the Articles of Incorporation.

<Proposal by Shareholder (from Third Item of Business to Ninth Item of Business)>

Items of the Eighth Item of Business and the Ninth Item of Business are proposed by one shareholder.

<Proposal by Shareholder>

Eighth Item of Business	Partial Amendment to the Articles of Incorporation (Reconsideration of Customer Service for the Socially Vulnerable)

1.	Proposal details

The following clause shall be set forth in the Articles of Incorporation:

“Driver’s license” shall not be requested indiscriminately, taking into consideration injured and sick people and people with disabilities, during customer service at all Group companies.”

2.	Reasons for proposal

Although the revision to the law has led to stricter standards for presenting ID for transactions, I believe that requiring one to present a driver’s license (“license”) at the very beginning shows no consideration whatsoever for injured and sick people and people with disabilities who are unable to get a license. People like the proposer have been told, “You will not be able to get a license for the rest of your life” since their birth, and have been mocked with “You bespectacled monkey” during childhood and “License, license” after becoming an adult. For the proposer, getting a license is an empty dream he would never be able to fulfill, even though it is nothing unusual in society. There are some people who have their licenses suspended and lose their job due to injury or illness. It should be better to stop saying “license” indiscriminately and say it in another way. Would Mitsubishi staff have no hesitation telling a person on a wheelchair, “Please climb the stairs?”

[(The Company’s note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholder.]

•	Board of Directors’ opinion

The Board of Directors objects to this proposal.

Since the Articles of Incorporation provide the basic policies of the Company, we believe that it is not appropriate to prescribe matters concerning individual business execution. The Group appropriately carries out identification confirmation of customers using methods including the presentation by customers of a driver’s license and/or passport, Individual Number Card and other identification documents stipulated by laws and regulations.

Therefore, we believe that there is no need to set forth the proposed clause in the Articles of Incorporation.

<Proposal by Shareholder>

Ninth Item of Business	Partial Amendment to the Articles of Incorporation (Disclosure of Reason upon Compulsory Termination of Account)

1.	Proposal details

The following clause shall be set forth in the Articles of Incorporation:

“Specific reasons shall be disclosed in the case of compulsory termination of a customer’s account at Group companies.”

2.	Reasons for proposal

Although I had been conducting transactions with kabu.com Securities for nearly 20 years and had also been recognized as a VIP, my account was suddenly forced to be terminated due to unwitting violation of the terms. I was given the severest punishment of not being allowed to open an account ever again thereafter. Considering that I had been conducting transactions with the securities firm for nearly 20 years, I complained once or twice. However, I have never acted as an unreasonable complainer. If a satisfactory explanation is given, what I said would be taken just as a complaint, and if taken favorably, it would fall within the scope of just an inquiry. All I was told was that the reason for termination would not be disclosed. I believe that the reason cannot be disclosed because such disclosure would give rise to some inconvenience. If my inability to get a driver’s license is the reason for such termination, it is severe violation of human rights. I have suffered several millions of yen in damages caused by an inability to make purchases using NISA and opportunity loss due to the termination.

[(The Company’s note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholders.]

•	Board of Directors’ opinion

The Board of Directors objects to this proposal.

Since the Articles of Incorporation provide the basic policies of the Company, we believe that it is not appropriate to prescribe matters concerning individual business execution.

Therefore, we believe that there is no need to set forth the proposed clause in the Articles of Incorporation.

- End -

(Reference) Corporate Governance Highlight

Fundamental Concepts

The Company will aim for sustainable growth and the increase of corporate value over the medium- to long-term, in consideration of the perspectives of its stakeholders, including shareholders as well as customers, employees and local communities. The Company will aim to realize effective corporate governance through fair and highly transparent management based on the guidance provided by MUFG Corporate Governance Policies established in May 2015.

Steps to Improve Our Governance Structure

Since its establishment, the Company has worked to build a stable and effective corporate governance structure, putting emphasis on ensuring external oversight. In June 2015, the Company transitioned to the “company with three committees” governance structure. The functions of oversight and execution in the holding company are separated, thereby strengthening the oversight function of the board of directors and the committee system has also been reorganized for more effective governance. We are aiming for a governance framework that will be more familiar and transparent to overseas stakeholders, in line with our status as a G-SIB (Global Systemically Important Bank Group).

In June 2017, two foreign nationals were appointed as outside directors in an effort to further diversify the board of directors. In addition, upon the approval of the Second Item of Business as proposed at this Annual General Meeting of Shareholders, a majority of the board of directors would consist of outside directors, thus further strengthening the oversight function.

Corporate Governance Development

Evaluation of the Board of Directors

Since 2013, with the aim of enhancing the function of its board of directors, the Company has introduced a framework to regularly evaluate the board of directors’ working practices through implementation of a PDCA cycle.

As methods of evaluation, the Company retains third-party external consultants, who conduct prior questionnaires to and interview each director on the composition of the board of directors and committees, advance preparation, the content of discussions, the status of operations of the board of directors, and the contributions of the board of directors, as well as assessment of the execution system. The results of these questionnaires and interviews are discussed by the Nominating and Governance Committee and the board of directors following aggregation of such results.

The summary of the results of the evaluation of the Board of Directors for fiscal year 2016 is as follows:

(1)

Based on the results of the previous fiscal year evaluation undertaken to assess the board of directors activities, the Company implemented various initiatives. As a result, such activities were assessed to have made steady improvements to the management of the board of directors, such as the way it conducts proposals and discussions, contributions made from directors, and the progress of reform.

(2)

Upon perceiving that the business circumstances are globalized and approximately 40% of the shareholders, profits, and employees are from overseas, the Company recognizes that the composition of the board of directors needs further enhancement, by appointing foreign outside directors to take advantage of their extensive global insight and dealing with globalizing the Board. In addition, further development in Group governance structure and the succession plan as well as the cultivation of human resources for the future management were also recognized as important issues.

Initiatives taken during fiscal year 2017 in response to results of the evaluation of the Board of Directors for fiscal year 2016

Some initiatives taken by the Company during fiscal year 2017 based on the results of the evaluation of the board of directors above are presented below.

-	Invited 2 foreign outside directors, and responded to the globalization of the operation of the board of directors.

-	Confirmed initiatives to eliminate overlapping and inefficient governance functions of the holding company and Group companies.

-	Enhanced the succession plan further by expanding the pool of successors with an eye to the future, etc.

-

Deliberated the optimal composition of the board of directors (including factors such as the number and diversity of directors) and the review of the election standards for outside directors, among other items.

*

The results of the evaluation of the board of directors for fiscal year 2017 are scheduled to be disclosed in the “Corporate Governance Report” to be submitted after this Annual General Meeting of Shareholders.

Business Report for the Thirteenth Fiscal Year (April 1, 2017 to March 31, 2018)

1.	Matters Concerning the Current State of the Company

(1)	Business Operations and Results of the Group

a.	Major Business Matters

The group/MUFG (the “Group”) is a corporate group that is comprised of the Company, 142 subsidiaries, 68 subsidiary entities, etc., and 56 affiliated corporate entities, etc. The Group conducts business in areas that include mainly commercial banking, trust banking and securities, and also credit cards and consumer finance, leasing, and asset management, and other areas, with the aim of becoming the world’s most trusted financial group.

(Note)

The Bank of Tokyo-Mitsubishi UFJ, Ltd., has changed its name to MUFG Bank, Ltd., as of April 1, 2018. Accordingly, regarding matters for which The Bank of Tokyo-Mitsubishi UFJ, Ltd. is to be stated in this Business Report, the new name, MUFG Bank, Ltd., is stated.

b.	Financial and Economic Environment

An overview of the financial and economic environment in fiscal year 2017 reveals the global economy was exposed to political and geopolitical risks, such as a change in US policy under a new administration, national elections in major European countries and a rise in tensions in the Middle East and surrounding North Korea. Despite this, the global economy continued to recover and grow with comparative stability.

In the US, an improvement in the labor market, a rise in wages and a recovery of corporations’ production activities allowed its self-sustained growth to continue. The European economies remained solid, supported by a strong labor market, increased wages and low interest rates, despite underlying uncertainty about the UK’s decision to leave the EU. In addition, it appears that the economies of ASEAN (Association of Southeast Asian Nations) and NIEs (Newly Industrialized Economies) remained robust, even China’s, which has been experiencing downward pressure from structural adjustments. A recovery of exports, owing to growth in developed economies, and strong demand for infrastructure provided support for Asian economies. Meanwhile, the Japanese economy remained unshaken, despite movements in the political sphere, such as elections for the Tokyo Metropolitan Assembly and the House of Representatives. It continued to expand gradually throughout the fiscal year, becoming the second-longest post-war period of economic growth, surpassing the “Izanagi Boom”. In the corporate sector, capital expenditure maintained its strong growth due to a high level of corporate profits and a recovery of production, which was aided by completion of inventory adjustments. In the household sector, private consumption remained solid on the back of a favorable labor market and a rise in wages, supported by corporations’ strong hiring appetite. In addition, implementation of large-scale economic policies by the government contributed to economic growth throughout the first half of the fiscal year.

Turning our attention to the financial situation, the US dollar-to-Japanese yen exchange rate remained relatively unchanged and stock prices followed an upward trend, supported by a recovery in the global economy until the third quarter. However, in the fourth quarter, concerns about inflation in the US came to the fore and uncertainty about its trade policies rose, leading to appreciation of the Japanese yen and a downward correction of stock prices. In June and December 2017 and March 2018, the US Federal Reserve raised interest rates, and in April 2017 and January 2018, the European Central Bank reduced the size of its asset purchases. On the other hand, the Bank of Japan maintained its “Quantitative and Qualitative Monetary Easing with Yield Curve Control”, and long-term interest rates remained low.

c.	Business Operations and Results of the Group (Results of Fiscal Year 2017)

Under such environments, with respect to the consolidated results of the Group in fiscal year 2017, ordinary profits were ¥1,462.4 billion and profits attributable to owners of parent were ¥989.6 billion. As for MUFG’s non-consolidated results, ordinary profits were ¥538.7 billion and profits were ¥541.8 billion.

Consolidated gross profits were ¥3,854.2 billion, marking a decrease of ¥157.5 billion from the previous fiscal year. Despite growth in both overseas lending revenue and deposit revenue, deposit revenue decreased domestically due to continued low interest rates. As a result, net interest income as a whole was ¥1,906.8 billion, marking a decrease of ¥117.6 billion from the previous fiscal year. Net fees and commissions income was ¥1,327.1 billion, almost same as previous fiscal year, owing to a decrease in overseas fees, despite an increase in sales commissions for stocks and consumer finance. Net trading profits and net other business profits were ¥497.6 billion, marking a decrease of ¥39.1 billion from the previous fiscal year. General and administrative (G&A) expenses were ¥2,621.4 billion, marking an increase of ¥27.8 billion from the previous fiscal year, due to an increase in expenses for complying with regulations and personnel expenses overseas. As a result of the above, net business profits totaled ¥1,232.8 billion, marking a decrease of ¥185.4 billion from the previous fiscal year. Total credit costs were ¥46.1 billion, marking a decrease of ¥109.2 billion from the previous fiscal year. Net gains (losses) on equity securities resulted in gains of ¥133.1 billion driven by a progress in sales of equity holdings and equity in gains of the equity method investees amounted to ¥242.8 billion. As for extraordinary gains (losses), losses of ¥53.0 billion were recorded.

As a result of the above, profits attributable to owners of parent were ¥989.6 billion, marking an increase of ¥63.2 billion from the previous fiscal year, surpassing the earnings target of ¥950.0 billion.

Under the regulatory standard (Basel III), Consolidated Common Equity Tier 1 capital ratio, Consolidated Tier 1 capital ratio, and Consolidated Total capital ratio were 12.58%, 14.32%, and 16.56%, respectively. All of these met the required level as of March 31, 2018. The liquidity coverage ratio*1 was 144.8%, also meeting the required level.

In addition, the risk-monitored loan ratio that shows the soundness of loan assets, remained at a low level of 1.17%.

Annual dividends per common stock for fiscal year 2017 are expected to be ¥19, an increase of ¥1 from the fiscal year 2016*2.

(Operations and Results by Business)

In order to demonstrate the strengths of its comprehensive financial group, the Group has introduced the business group system where the business groups established under the holding company control their subsidiaries to promote strategies across the Group. The business groups for fiscal year 2017 consist of five business segments: Retail Banking, Corporate Banking, Global Banking, Asset Management & Investor Services, and Global Markets. Each group designs strategies that integrate the strengths of group subsidiaries consisting of banks, trust banks, securities companies, credit card companies, consumer financing companies, lease companies and asset management companies, etc., and implements measures in order to meet a broad range of customer needs as a group.

The operations and results by business group for fiscal year 2017 are as follows.

Retail Banking

Business

In the Retail Banking Business Group, we offer a wide range of products and services from housing loans to asset management, inheritance and consumer finance, through MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., ACOM CO., LTD., etc., in order to meet various need of individual customers.

	¥1,226.9 billion	Increased by ¥28.8 billion (2.4%) from the previous fiscal year
Gross profits

	¥266.1 billion	Increased by ¥40.4 billion (17.9%) from the previous fiscal year
Net operating profits

The gross profits for fiscal year 2017 increased 2.4% (¥28.8 billion) from the previous fiscal year to ¥1,226.9 billion, and net operating profits increased 17.9% (¥40.4 billion) from the previous fiscal year to ¥266.1 billion.

Profits increased from the previous fiscal year due to strong performances for asset management, credit card business and consumer finance, despite a decrease in income from lending and yen deposits against the backdrop of a prolonged low interest environment in Japan.

Regarding “shifts from savings to stable asset building,” a major initiative, we are stepping up efforts to meet asset management needs and asset building needs according to the life stage of customers. From November last year, we started handling fund wraps at all branches of MUFG Bank, Ltd. We also started handling “Tsumitate NISA” (Nippon (Japan) Individual Savings Account, a tax exemption program for small investments by individuals) from January of this year. In addition, as a result of growth of other installment-type products, the balance of deposit assets from customers increased by approximately ¥0.6 trillion from the end of the previous fiscal year to ¥26.4 trillion.

As for contribution to “revitalizing personal consumption,” from November last year, we began handling “Mitsubishi UFJ-JCB Debit” with an eye to expanding the lineup of debit cards in response to various payment needs of customers.

Corporate Banking

Business

In the Corporate Banking Business Group, we meet the diverse needs of our customers by utilizing our domestic and international networks to perform services for our corporate customers, such as lending, settlements, foreign exchange business and asset management, and through proposals related to business strategies that take advantage of the expertise of each group companies.

	¥1,003.2 billion	Decreased by ¥25.9 billion (2.5%) from the previous fiscal year
Gross profits

	¥422.5 billion	Decreased by ¥30.1 billion (6.6%) from the previous fiscal year
Net operating profits

The gross profits for fiscal year 2017 decreased 2.5% (¥25.9 billion) from the previous fiscal year to ¥1,003.2 billion*, and net operating profits decreased 6.6% (¥30.1 billion) to ¥422.5 billion.

Owing to the prolonged low interest environment in Japan, in addition to continued intense competition, income from lending and deposits decreased from the previous fiscal year. On the other hand, the lending balance steadily increased by 0.8% from the previous fiscal year.

For large corporate customers, M&A-related event finance performed well. Also, we were in the top class for underwriting of stocks and bonds.

For small and medium business customers, we focused on making proposals for capital strategies that contribute to the smooth succession and growth strategies of business according to the growth stage of companies. We also held large business conferences and theme-based business conferences focused on specific needs. In addition to participation by investment promotion institutions from China, Indonesia, Malaysia and other countries at a large business conference held in Osaka, MUFG Union Bank, N.A. and the Bank of Ayudhya Public Company Limited of Thailand also exhibited their stands at the conference. The conference was well-received by many participating companies.

*  Including overseas Japanese companies

Global Banking

Business

In the Global Banking Business Group, through our approximately 1,200 units operating in more than 50 countries, the leading Japanese banking network overseas, the Group meets the financing needs of corporate customers around the world, as well as offering cash management services and various advisory businesses. The Group also offers services for small and medium businesses and individuals through our subsidiaries and affiliates in the U.S., Thailand, Vietnam, and the Philippines.

	¥1,279.6 billion	Decreased by ¥23.6 billion (1.8%) from the previous fiscal year
Gross profits

	¥422.3 billion	Decreased by ¥59.9 billion (12.4%) from the previous fiscal year
Net operating profits

Gross profits for fiscal year 2017 decreased 1.8% (¥23.6 billion) from the previous fiscal year to ¥1,279.6 billion, and net operating profits decreased 12.4% (¥59.9 billion) from the previous fiscal year to ¥422.3 billion.

A look at the trends by region shows that the competitive environment in East Asia, mainly in China, was harsh and that stagnation in the M&A markets in the Americas and Europe led to a slowdown in related businesses. Meanwhile, large-scale project financing in Asia and Oceania, and auto loans and consumer finance at the Bank of Ayudhya Public Company Limited, performed strongly. In addition, foreign currency deposits, our current focus, have increased steadily.

As part of the growth strategy in Asia and Oceania, MUFG Bank, Ltd. announced the strategic investment in PT Bank Danamon Indonesia, Tbk. (“Bank Danamon”), a major Indonesian bank, in December last year and acquired 19.9% of Bank Danamon’s shares. In the future, MUFG Bank, Ltd. plans to acquire additional shares on two more occasions upon seeking regulatory and other relevant approval. With the completion of such acquisition, MUFG Bank, Ltd. is expected to acquire a majority of shares of Bank Danamon. We will build a strong business foundation in Indonesia through strategic investment in Bank Danamon while strengthening our network in Asia and Oceania as we aim at further development and accelerated growth.

Asset Management & Investor Services

Business

The Asset Management & Investor Services Business Group engages in management and administration of trust assets such as pension funds and investment trusts, and has made efforts to enhance operation and product development capabilities, utilizing advanced and professional know-how in an effort to meet the various needs of customers.

	¥186.7 billion	Increased by ¥13.6 billion (7.8%) from the previous fiscal year
Gross profits

	¥69.8 billion	Increased by ¥8.9 billion (14.6%) from the previous fiscal year
Net operating profits

The gross profits for fiscal year 2017 increased 7.8% (¥13.6 billion) from the previous fiscal year to ¥186.7 billion, and net operating profits increased 14.6% (¥8.9 billion) from the previous fiscal year to ¥69.8 billion. Although the impact from the dissolution of employee pension funds persisted, revenue and profits increased due mainly to the increase in the balance of defined benefit corporate pensions and the expansion of the asset administration business in Japan and overseas.

In the global area, we are meeting diversifying customer needs mainly through one-stop offering of various services to global asset management institutions in the asset administration field under the MUFG Investor Services brand. In addition, in the asset management field, we are utilizing MUFG’s global network to expand the customer base.

In the pension area, the Group maintained a top-class share in its pension trust balance, and in defined contribution pensions as well, achieved growth in the balance of assets under administration and the balance of investment management product sales. In addition, the Group is actively making efforts in fields other than conventional products, such as being appointed the management trustee for domestic real estate by the world’s largest institutional investor.

In the investment trust area, we focused on efforts to promote “shifts from savings to stable asset building.” Mitsubishi UFJ Kokusai Asset Management Co., Ltd. provides the largest number of investment-grade “Tsumitate NISA” products in the industry.

Global Markets

Business

The Global Markets Business Group is in charge of the promotion of market transactions, such as interest, foreign exchange business, debt securities, and derivatives, and ALM operation (operation involving the comprehensive management of capital liquidity risk, interest rate risk and other risks inherent in such assets as lending and such liabilities as deposits).

	¥477.2 billion	Decreased by ¥105.7 billion (18.1%) from the previous fiscal year
Gross profits

	¥254.5 billion	Decreased by ¥115.2 billion (31.2%) from the previous fiscal year
Net operating profits

The gross profits for fiscal year 2017 decreased 18.1% (¥105.7 billion) from the previous fiscal year to ¥477.2 billion, and net operating profits decreased 31.2% (¥115.2 billion) from the previous fiscal year to ¥254.5 billion.

The Sales and trading business* struggled due to the continued impasse in the market environment, especially the yen interest rate in Japan. In addition, banking income declined in ALM operation due to the prolonged trend of low interest rates in Japan and a cautious stance toward foreign bond investment based on the normalization of U.S. interest rate policies.

The Group began integrated operations of the sales function of banks and securities companies and trading function of Japan and overseas in full scale. We conduct one-stop offering of high quality services and products to customers ranging from business corporations to institutional investors on a global basis.

In ALM operation, we are making efforts Group-wide to bolster our ability to respond to environmental changes and to enhance balance sheet management mainly by further reinforcing global integrated management of the U.S. dollar and foreign currency liquidity management.

We are also reinforcing the business base by making use of ICT and FinTech.

*  General term for sales operations involving the provision of financial products and solutions including foreign exchange and derivatives, and trading operations to buy and sell marketable products through inter-bank trading or trading on exchanges.

d.	Key Issues

MUFG announced its new medium-term business plan (MTBP) for the three-year period beginning in fiscal 2018.

Background and context

The global economy has achieved steady recovery over the last few years. However, going forward, markets merit close watch for changes which could be triggered by shifts in central bank policies or signs of a turning point in the credit cycle, as well as growing uncertainty caused by geopolitical risks.

Meanwhile, Japan’s low growth and ultra-low interest-rate environment are seen as likely to continue on the back of serious challenges such as its aging population, declining birthrate and deceasing population. In addition, the ongoing wave of digital technology-fueled transformations is poised to drastically change society and whole industries – including the financial industry.

MUFG publicly announced the outline of its “MUFG Re-Imagining Strategy” in May 2017. This plan aims to swiftly and flexibly respond to the above-mentioned changes and put the company on a growth track. We commit to steadily improving our business model to satisfy all stakeholders – customers, shareholders and employees – while maintaining a strong business base in Japan and tapping into global growth.

1. Basic company policy

Based on the current MTBP, we at MUFG aim to deliver the best value to all stakeholders through “simple, speedy and transparent group-integrated operations.”

We will move from “group collaboration” and “group-driven management” to “group-based, integrated management” to foster business transformation. Specifically, in responding to shifting customers’ needs in an appropriate manner, we will reorganize business groups into new customer segments in July. At the same time, we will clarify the roles of group companies by functional realignment, strengthening the functionality of products and services as well as increasing the capacity to provide solutions.

We believe that by making full use of management resources, much of the business transformation process can be accomplished in the first half of the new business plan. During this three-year period, we seek to lay a solid foundation for a new future-oriented business platform. By the third year, we hope to realize a tangible sense of success.

From there, we seek to establish a new business growth model which meets everyone’s expectations within six years (the end of the next MTBP).

MUFG’s Vision ~ Our Corporate Vision Beyond “Re-Imagining” Initiative

We aim to deliver the best value to all stakeholders through simple, speedy and transparent* group-integrated operations. Also, we will contribute to the realization of sustainable growth and a better society by promoting solution-oriented business.

(1)	Engage in the needs and issues of customers and society, and provide optimized solutions.

(2)	Redefine ideal legal entities and the group, and develop a sustainable business model unique to MUFG.

(3)	Provide a workplace where each employee can realize his or her talent development.

(4)	Based on the results achieved above, respond to shareholders’ expectations and enhance a reliable relationship with them.

*

Transparent: universal, barrier-free open personnel communications between legal entities, and between company branches and the Head Office, regardless of title and position. It also implies an understanding of MUFG corporate vision.

2. Financial Targets and Capital Policy

We have set mid-to long-term financial targets, along with FY2020 targets, as follows:

*    EstimatedCET1 ratio reflecting the RWA increase calculated on the finalized Basel III reforms basis

Our capital policy calls for striking an appropriate balance from three perspectives: solid equity capital maintenance, capital use to strengthen profitability, and the further enhancement of shareholder returns.

Regarding shareholder returns, we have established “Basic policies for shareholder returns,” which continuously seek to improve shareholder returns, focusing on dividends. MUFG aims for stable and sustainable increase in dividends per share through profit growth, with a dividend payout ratio target of 40%. As part of this policy, MUFG also plans to flexibly repurchase its own shares in order to improve capital efficiency.

3. Group Business Strategies

“Eleven Transformation Initiatives” have been outlined in the new MTBP as specific initiatives to help the company to weather a difficult business environment, and to get back to a sustainable growth track. Each initiative shares the following features: (1) a large growth potential, (2) the power to enable MUFG to demonstrate its capabilities, (3) the promise to become a main MUFG business, or a support function of a main business. Each legal entity of the Group, business groups and the Corporate Center will promote these initiatives together, with the goal of boosting net operating profits by approximately JPY250 billion.

Additionally, we will establish a new business group focused on Retail and local corporate and SME banking business outside of Japan, aiming to surely and steadily capture the market growth in the United States and Southeast Asia. Under the previous MTBP, we expanded the business of Bank of Ayudhya Public Company Limited, a consolidated subsidiary in Thailand. We also built a solid business platform in South East Asia through our strategic investment in Security Bank Corporation, a large commercial bank in the Philippines, and PT Bank Danamon Indonesia, Tbk, a large commercial bank in Indonesia.

Raising the enterprise value of each of our partner banks – as well as ourselves – is an important goal. In the process, we’ll realize synergies by sharing and deploying the advantages and expertise of each partner bank, including MUFG Union Bank N.A. in the U.S., VietinBank in Vietnam, and MUFG itself.

[Eleven Transformation Initiatives]

(1)	Digitalization

The use of digital technology is a critical part of our transformation goals. We will develop and implement a wide variety of initiatives to improve top-line results and optimize business processes. “Big data” will be employed to improve our capabilities in marketing and consulting. Meanwhile, in-branch operations will be streamlined by redeploying our corporate online banking system, shifting to digital channel for our housing loan business, and by actively using robotics and AI to improve productivity.

(2)	Channel / BPR

We strive to create a well-balanced UI/UX(*1) and productivity improvements by fully utilizing digital technology and BPR(*2). Specifically, we will improve the viability of our online channel, and encourage customers to use it. The entire channel will be developed both online and offline by introducing the function-specific “MUFG NEXT” bank branch, optimizing branches, and implementing Group co-located branch where a full range of services provided by the Bank, the Trust Bank and the Securities HD(*3) is available at single location.

(*1)	Abbreviation for User Interface (usability of system) and User Experience (users’ service experience), respectively.
(*2)	Abbreviation for Business Process Re-engineering, a radical restructuring of all existing businesses, including business details and flows.
(*3)

The Bank, the Trust Bank, and the Securities HD are short forms of the names of the following legal entities, respectively: MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Securities Holdings.

(3)	Wealth Management

With the integration of the retail and commercial banking units, as well as the “group-based, integrated approach” by the Bank, the Trust Bank and the Securities HD, we can support rising customer needs for asset management and inheritance services. This is an important consideration for Japan’s aging society with low birthrate. Additionally, we will pursue consistently profitable businesses by focusing on fee based asset management. Professionals of the Bank, the Trust Bank and the Securities HD will develop and implement a business model which seamlessly provides various business solutions.

(4)	RM-PO Model

In implementing restructuring measures by business function, the corporate loan businesses of the Bank and the Trust Bank have been consolidated. Additionally, the RMs are now referred to as “MUFG’s RMs(*1)” – those who itemize customers’ business issues. Meanwhile, the PO(*2) will extend its expertise, providing optimized solutions for customer needs.

(*1)	Abbreviation for Relationship Manager.
(*2)	Abbreviation for Product Office, which plans, develops and provides products and services.

(5)	Real Estate Value Chain

The Group, in an integrated and continuous manner, provides solutions to satisfy various customer needs with regard to the real estate value chain (*). Branches will assess customer needs so that it can be maximized to enhance brokerage businesses and asset management businesses, adding more value.

(*)	The course of business regarding real estate from “sales” to “development” to “tenant leasing” to “asset management.”

(6)	Asset Management

We will offer asset management services to our customers on an integrated group-basis. We will develop competitive products, supply a full product lineup, and expand our talent portfolio to support these moves. Additionally, we will upgrade our asset management business by pushing to be a more globally recognized industry player and by enhancing our talent, products and solutions.

(7)	Institutional Investors Business

We will provide a wide range of services to satisfy various professional needs for asset management on an integrated group-basis, while extending business relationships with the institutional investors of each legal entity and business group across the Group.

(8)	GCIB Business Model

In order to realize sustainable growth of global CIB(*) business, we will respond to the needs of global corporate customers, and improve portfolio return by constantly recycling loan assets, etc. In addition, we will be shifting value to “quality” over “quantity” through origination and distribution under the integrated platform of the Bank and the Securities HD.

(*)

Abbreviation for Corporate and Investment Banking. This business consists of traditional corporate banking (e.g. deposits and loans) and investment banking (e.g. capital markets and M&A etc), and provides sophisticated financial services.

(9)	Overseas Operations

We will shift our business focus from “region-/ legal entity-based” to “customer-/ business-based,” and reinforce business-driven operations across the Group. Our global branch network will also be upgraded, centralized, and standardized for business administration and systems in order to establish a structure to flexibly address environmental changes.

(10)	Human Resources

In addition to the acceleration of personnel allocation and transfers across the Group to drive strategy, the HR Division will be set up to manage domestic and international HR operations, creating a globally integrated HR capability.

(11)	Corporate Center Operations

The Corporate Center function will be reorganized from integrated operations by “MUFG and the Bank” to that of “MUFG, the Bank, the Trust bank and the Securities HD” to effectively take advantage of our business resources on a group-integrated basis and actualize low cost operations.

4. Reorganization

We will reorganize the segmentation of the business groups and implement a system for integrated group operation to be facilitated by the Bank, the Trust Bank and the Securities HD, effective July 1, 2018. Current business groups serving as contact points are re-classified into six business groups; four business groups for combinations of Japanese or Non-Japanese and Retail/SMEs or Large Corporates, in addition to Asset Management and Investor Services, and Global Markets.

(2)	Financial Position and Results of Operations of the Group and the Company

(Consolidated Basis and Non-Consolidated Basis)

a.	Financial Position and Results of Operations of the Group (Consolidated Basis)

	(Billions of yen)

	Fiscal Year 2014 Ended March 31, 2015	Fiscal Year 2015 Ended March 31, 2016	Fiscal Year 2016 Ended March 31, 2017	Fiscal Year 2017 Ended March 31, 2018
Ordinary income	5,638.4	5,714.4	5,979.5	6,068.0
Ordinary profits	1,713.0	1,539.4	1,360.7	1,462.4
Profits attributable to owners of parent	1,033.7	951.4	926.4	989.6
Consolidated comprehensive income (Figures in parentheses represent net loss)	3,455.2	620.6	330.6	1,330.8
Total net assets	17,287.5	17,386.7	16,658.3	17,295.0
Total assets	286,149.7	298,302.8	303,297.4	306,937.4

(Note)	All figures have been rounded down to the nearest first decimal place.

b.	Financial Position and Results of Operations of the Company

(Non-Consolidated Basis)

	(Billions of yen)

	Fiscal Year 2014 Ended March 31, 2015		Fiscal Year 2015 Ended March 31, 2016		Fiscal Year 2016 Ended March 31, 2017		Fiscal Year 2017 Ended March 31, 2018
Operating income	585.8		588.3		625.5		592.2
Dividends received	563.7		563.9		599.4		566.1
Dividends received from banking subsidiaries	457.1		501.7		535.5		487.4
Dividends received from other subsidiaries	80.4		23.2		20.2		23.0
Profits	(millions of yen	)	(millions of yen	)	(millions of yen	)	(millions of yen	)
	553,400		545,738		577,656		541,886
Profits per share	(yen	)	(yen	)	(yen	)	(yen	)
	39.18		39.29		42.56		40.81
Total assets	10,646.2		12,043.2		13,969.7		15,691.4
Investments in banking subsidiaries	7,761.7		7,771.7		7,771.5		7,761.2
Investments in other subsidiaries	1,601.6		1,591.6		1,590.5		1,652.4

(Note)	All figures have been rounded down to the nearest first decimal place.

(3)	Employees of the Group

							(Persons)
	Retail Banking Business Group	Corporate Banking Business Group	Global Banking Business Group	Asset Management & Investor Services Business Group	Global Markets Business Group	Other	Total
Number of Employees as of March 31, 2018	31,643	13,826	51,433	3,945	3,240	13,234	117,321
Number of Employees as of March 31, 2017	31,871	13,654	49,223	4,182	3,256	13,089	115,275

(Note)	The number of employees indicates the number of persons employed, including staff in overseas offices, but does not include temporary employees.

(4)	Principal Offices, etc. of the Group

a.	MUFG Bank, Ltd.

	Name of Principal Offices	Number of Offices
		March 31, 2018	March 31, 2017
Kanto and Koshinetsu	Head Office, etc.	414	416
Tohoku and Hokkaido	Sendai Branch, Sapporo Branch, etc.	7	7
Tokai and Hokuriku	Nagoya Main Office, Shizuoka Branch, etc.	133	133
Kinki	Kyoto Branch, Osaka Main Office, Kobe Branch, etc.	175	175
Chugoku and Shikoku	Hiroshima Branch, Takamatsu Branch, etc.	11	11
Kyushu	Fukuoka Branch, etc.	10	10
(Domestic Total)		(750)	(752)
The Americas	New York Branch, etc.	21	21
Europe	London Branch, etc.	10	11
The Middle East and Africa	Dubai Branch, etc.	5	5
Asia and Oceania	Hong Kong Branch, etc.	34	35
(Overseas Total)		(70)	(72)
Grand Total		820	824

(Notes)	1. The number of offices includes sub-branches.
2. In addition to the above, as of March 31, 2018, 9 overseas representative offices (9 as of March 31, 2017) and 50,010 non-branch ATMs (48,866 as of March 31, 2017) were in operation.

3.  In addition to the above, as of March 31, 2018, 15 offices (15 as of March 31, 2017) that are engaged in auxiliary businesses, including the head office of the foreign currency exchange branches, were in operation.

4. kabu.com Securities Co., Ltd., Jibun Bank Corporation, Mitsubishi UFJ Loan Business Co., Ltd., and Mitsubishi UFJ Financial Partners Co., Ltd. are banking agencies of MUFG Bank, Ltd.

b.	Mitsubishi UFJ Trust and Banking Corporation

	Name of Principal Offices	Number of Offices
		March 31, 2018	March 31, 2017
Kanto and Koshinetsu	Main Branch, etc.	28	30
Tohoku and Hokkaido	Sendai Branch and Sapporo Branch	2	2
Tokai and Hokuriku	Nagoya Branch, Shizuoka Branch, etc.	5	5
Kinki	Kyoto Branch, Umeda Branch, Kobe Branch, etc.	11	12
Chugoku and Shikoku	Hiroshima Branch, Takamatsu Branch, etc.	4	4
Kyushu	Fukuoka Branch, etc.	3	5
(Domestic Total)		(53)	(58)
The Americas and Europe	New York Branch, London Branch, etc.	2	2
Asia and Oceania	Hong Kong Branch and Singapore Branch	2	2
(Overseas Total)		(4)	(4)
Grand Total		57	62

(Notes)	1.	The number of offices includes sub-branches.
2.

In addition to the above, as of March 31, 2018, 2 overseas representative offices (2 as of March 31, 2017), 35,564 non-branch ATMs (35,195 as of March 31, 2017) and 70 trust business agencies (66 as of March 31, 2017) were in operation.

c.	Mitsubishi UFJ Securities Holdings Co., Ltd

	Name of Principal Offices	Number of Offices
		March 31, 2018	March 31, 2017
Kanto and Koshinetsu	Head Office, etc.	25	25
Tohoku and Hokkaido	Sendai Branch, Sapporo Branch, etc.	4	4
Tokai and Hokuriku	Nagoya Branch, Toyama Branch, etc.	11	11
Kinki	Kyoto Branch, Osaka Branch, Kobe Branch, etc.	9	9
Chugoku and Shikoku	Hiroshima Branch, Takamatsu Branch, etc.	7	7
Kyushu	Fukuoka Branch, etc.	6	6
Total		62	62

d.	Consumer Finance Subsidiaries

Mitsubishi UFJ NICOS Co., Ltd.:	6 offices in total (6 as of March 31, 2017), consisting of the Head Office (Tokyo) and the branches

ACOM CO., LTD.:	The Head Office (Tokyo), and 1,042 loan business outlets (including unstaffed outlets) (1,068 as of March 31, 2017)

(5)	Capital Investment of the Group

a.	Total Amounts of Capital Investment

					(Millions of yen)
	MUFG Bank, Ltd.	Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ Securities Holdings Co., Ltd.	Consumer Finance Subsidiaries	Other	Total
Amount of capital investment	276,478	42,244	25,363	58,083	8,332	410,503

(Note)     All figures have been rounded down to the nearest unit.

b.	New Additions, etc. of Significant Equipment

	(Millions of yen)
Company Name	Description	Amount
MUFG Bank, Ltd.	Reconstruction of buildings of headquarter and branches	34,978
	Establishment of Administration Center	25,097

(Note)     All figures have been rounded down to the nearest unit.

(6)	Principal Subsidiaries, etc.

Company Name	Location	Main Business(es)	Date of Establishment	Capital (millions of yen)		Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)	Amount of Dividends Paid to the Company (millions of yen)
MUFG Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	August 15, 1919	1,711,958		100.00 ( —)	412,738
Mitsubishi UFJ Trust and Banking Corporation	Chiyoda-ku, Tokyo	Trust Banking, Banking	March 10, 1927	324,279		100.00 ( —)	74,752
Mitsubishi UFJ NICOS Co., Ltd.	Bunkyo-ku, Tokyo	Credit Cards	June 7, 1951	109,312		100.00 ( —)	—
Mitsubishi UFJ Securities Holdings Co., Ltd.	Chiyoda-ku, Tokyo	Securities Holding Company	March 4, 1948	75,518		100.00 ( —)	20,318
Japan Digital Design, Inc.	Chuo-ku, Tokyo	Research	October 2, 2017	1,500		100.00 ( —)	—
MU Investments Co., Ltd.	Chiyoda-ku, Tokyo	Investment Advising	September 27, 1993	2,526		100.00 (100.00)	—
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.	Chiyoda-ku, Tokyo	Investment Trust Management	August 1, 1985	2,000		100.00 (100.00)	—
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	December 1, 2009	40,500		60.00 (60.00)	—
Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	October 25, 2005	8,000		100.00 (100.00)	—
kabu.com Securities Co., Ltd.	Chiyoda -ku, Tokyo	Securities	November 19, 1999	7,196		59.27 (59.27)	—
Bank of Ayudhya Public Company Limited	Bangkok, Kingdom of Thailand	Banking	January 27, 1945	250,095 (THB 73,557 million	)	76.88 (76.88)	—
MUFG Americas Holdings Corporation	New York, NY, U.S.A.	Bank Holding Company	February 2, 1953	15,679 (USD 147,589 thousand	)	100.00 (95.11)	2,772
Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.	Luxembourg, Grand Duchy of Luxembourg	Trust Banking, Banking	April 11, 1974	19,892 (USD 187,117 thousand	)	100.00 (100.00)	—

Company Name	Location	Main Business(es)	Date of Establishment	Capital (millions of yen)		Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)	Amount of Dividends Paid to the Company (millions of yen)
Mitsubishi UFJ Trust International Limited	London, U.K.	Securities	March 14, 1986	5,957 (GBP 40,000 thousand	)	100.00 (100.00)	—
MUFG Investor Services Holdings Limited	Hamilton, Bermuda, British Overseas Territories	Holding Company	January 26, 2011	4,621 (USD 43,468 thousand	)	100.00 (100.00)	—
MUFG Lux Management Company S.A.	Luxembourg, Grand Duchy of Luxembourg	Investment Trust Management	January 4, 1995	965 (EUR 7,375 thousand	)	100.00 (100.00)	—
Mitsubishi UFJ Asset Management (UK) Ltd.	London, U.K.	Investment Trust Management, Investment Advising	August 20, 1984	297 (GBP 2,000 thousand	)	100.00 (100.00)	—
Mitsubishi UFJ Baillie Gifford Asset Management Limited	Edinburgh, U.K.	Investment Advising	December 21, 1989	74 (GBP 500 thousand	)	51.00 (51.00)	—
MUFG Securities EMEA plc	London, U.K.	Securities	February 11, 1983	196,110 (GBP 1,317,590 thousand	)	100.00 (100.00)	—
MUFG Securities Asia Limited	Hong Kong, People’s Republic of China	Securities	March 30, 1973	21,991 (USD 207,000 thousand	)	100.00 (100.00)	—
MUFG Securities (Canada) Limited	Toronto, Ontario, Canada	Securities	September 30, 2015	4,819 (CAD 58,500 Thousand	)	100.00 (100.00)	—
MUFG Securities Asia (Singapore) Limited	Singapore, Republic of Singapore	Securities	November 1, 1985	2,868 (SGD 35,400 thousand	)	100.00 (100.00)	—

Company Name	Location	Main Business(es)	Date of Establishment	Capital (millions of yen)		Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)	Amount of Dividends Paid to the Company (millions of yen)
ACOM CO., LTD.	Chiyoda-ku, Tokyo	Loan, Loan Guarantees	October 23, 1978	63,832		40.17 (2.59)	—
The Master Trust Bank of Japan, Ltd.	Minato-ku, Tokyo	Trust Banking, Banking	November 13, 1985	10,000		46.50 (46.50)	—
Mitsubishi UFJ Real Estate Services Co., Ltd.	Chiyoda-ku, Tokyo	Real Estate Brokering	June 14, 1988	300		100.00 (100.00)	—
Mitsubishi UFJ Lease & Finance Company Limited	Chiyoda-ku, Tokyo	Leasing	April 12, 1971	33,196		23.34 (9.82)	1,865
Hitachi Capital Corporation	Minato-ku, Tokyo	Leasing	September 10, 1957	9,983		23.01 (0.01)	2,312
Mitsubishi Research Institute DCS Co., Ltd.	Shinagawa-ku, Tokyo	Software Development, Information Processing	July 10, 1970	6,059		20.00 ( —)	175
Jibun Bank Corporation	Chuo-ku, Tokyo	Banking	May 25, 2006	50,000		50.00 (50.00)	—
The Chukyo Bank, Ltd.	Nagoya-shi, Aichi	Banking	February 10, 1943	31,844		39.65 (39.65)	—
JACCS CO., LTD.	Hakodate-shi, Hokkaido	Agency Services for Installment Sales	December 23, 1948	16,138		22.20 (22.20)	—
JALCARD Inc.	Shinagawa-ku, Tokyo	Credit Cards	October 30, 1984	360		49.37 (49.37)	—
Morgan Stanley MUFG Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	May 1, 1996	62,149		49.00 (49.00)	—
Morgan Stanley	New York, NY, U.S.A.	Bank Holding Company	September 16, 1935	907,364 (USD 8,540,702 thousand	)	24.35 ( —)	51,249
Vietnam Joint Stock Commercial Bank for Industry and Trade	Hanoi, Socialist Republic of Vietnam	Banking	March 26, 1988	175,000 (VND 37,234,045 million	)	19.72 (19.72)	—

Company Name	Location	Main Business(es)	Date of Establishment	Capital (millions of yen)		Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)	Amount of Dividends Paid to the Company (millions of yen)
Dah Sing Financial Holdings Limited	Hong Kong, People’s Republic of China	Bank Holding Company	April 22, 1987	57,525 (HKD 4,248,559 thousand	)	15.18 (15.18)	—
Security Bank Corporation	Makati, Republic of the Philippines	Banking	May 8, 1951	15,652 (PHP 7,635,389 thousand	)	20.00 (20.00)	—
AMP Capital Holdings Limited	Sydney, Australia	Holding Company	November 6, 1997	4,087 (AUD 50,016 thousand	)	15.00 (15.00)	—

(Notes)	1.	Amounts have been rounded down to the nearest unit.
	2.	The yen equivalent of the capital amount has been calculated using the foreign exchange rate as of the date of the close of the account.
	3.	The percentage of voting rights of the subsidiaries, etc. held by the Company has been rounded down to the nearest second decimal place.
4.

The figures in parentheses ( ) in the column “Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company” indicate the percentage of voting rights held by the subsidiaries, subsidiary entities, etc., of the Company.

	5.	The Company newly established Japan Digital Design, Inc. as a consolidated subsidiary.
6.

Aberdeen Asset Management PLC, which was an equity-method accounted affiliate of the Company, is no longer an affiliate of the Company due to a decline in the Group’s ownership ratio of voting rights as a result of the management integration of Aberdeen Asset Management PLC with Standard Life Plc.

(7)	Major Borrowings

Creditors	Balance of Borrowings (millions of yen)	Creditor Investment in the Company
		Number of Shares Held (shares)	Voting Interest (%)
MUFG Bank, Ltd.	1,600,179	—	—

(Note)	All figures have been rounded down to the nearest unit.

2.	Matters Concerning Company Executives (Directors and Corporate Executives)

(1)	Status of Company Executives

Directors

(As of March 31, 2018)

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Hiroshi Kawakami	Member of the Board of Directors (Outside) Nominating Member Compensation Member Audit Member	Advisor of Central Japan International Airport Co., Ltd. Outside Director of AT-Group Co., Ltd.	—

Yuko Kawamoto	Member of the Board of Directors (Outside) Nominating Member Compensation Member Risk Member (Chairperson)	Professor at Waseda Graduate School of Business and Finance Outside Audit & Supervisory Board Member of Tokio Marine Holdings, Inc. Member of the National Public Safety Commission	—

Haruka Matsuyama	Member of the Board of Directors (Outside) Nominating Member Compensation Member (Chairperson)	Partner of Hibiya Park Law Offices Outside Director of T&D Holdings, Inc. Outside Director of VITEC HOLDINGS CO., LTD. Outside Corporate Auditor of Mitsui & Co., Ltd.	—

Toby S. Myerson	Member of the Board of Directors (Outside)	Chairman & CEO of Longsight Strategic Advisors LLC Outside Director of MUFG Americas Holdings Corporation Outside Director of MUFG Union Bank, N.A.	—

Tsutomu Okuda	Member of the Board of Directors (Outside) Nominating Member (Chairperson) Compensation Member Risk Member	Senior Advisor of J. Front Retailing Co., Ltd.	—

Yukihiro Sato	Member of the Board of Directors (Outside) Audit Member		(Notes) 1

Tarisa Watanagase	Member of the Board of Directors (Outside)	Outside Director of The Siam Cement Public Company Limited	—

Akira Yamate	Member of the Board of Directors (Outside) Audit Member (Chairperson)	Outside Director of Nomura Real Estate Holdings, Inc. Outside Corporate Auditor of Prudential Holdings of Japan, Inc.	(Notes) 1

Takehiko Shimamoto	Member of the Board of Directors Audit Member		—

Junichi Okamoto	Member of the Board of Directors Audit Member		—

Kiyoshi Sono	Member of the Board of Directors	Deputy Chairman of the Board of Directors of MUFG Bank, Ltd. (Representative Director) Director of Mitsubishi UFJ NICOS Co., Ltd. Outside Director of Nankai Electric Railway Co., Ltd.	—

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Takashi Nagaoka	Member of the Board of Directors	President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. (Representative Director) President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Representative Director)	—

Mikio Ikegaya	Member of the Board of Directors	President and CEO of Mitsubishi UFJ Trust and Banking Corporation (Representative Director)	—

Kanetsugu Mike	Member of the Board of Directors	President & CEO of MUFG Bank, Ltd. (Representative Director)	—

Nobuyuki Hirano	Member of the Board of Directors Nominating Member Compensation Member	Chairman of the Board of Directors of MUFG Bank, Ltd. (Representative Director) Director of Morgan Stanley Chairman of Japanese Bankers Association	—

Tadashi Kuroda	Member of the Board of Directors Risk Member	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative Director) Director of Mitsubishi UFJ Trust and Banking Corporation Director of Mitsubishi UFJ Lease & Finance Company Limited	—

Muneaki Tokunari	Member of the Board of Directors	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative Director) Director of MUFG Americas Holdings Corporation Director of MUFG Union Bank, N.A.	—

Masamichi Yasuda	Member of the Board of Directors	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative Director) Director of Mitsubishi UFJ Securities Holdings Co., Ltd.	—

(Notes)

Nominating Member: Member of the Nominating and Governance Committee, Compensation Member: Member of the Compensation Committee, Audit Member: Member of the Audit Committee, Risk Member: Member of the Risk Committee

1.

Mr. Yukihiro Sato, an Audit Member, with long years of experience in an accounting department, has respectable knowledge regarding finance and accounting. Mr. Akira Yamate, an Audit Member, is qualified as a certified public accountant and has respectable knowledge regarding finance and accounting.

2.

To ensure the effectiveness of audit, the Company elected Mr. Takehiko Shimamoto and Mr. Junichi Okamoto, who are directors who do not concurrently serve as Corporate Executives, as full-time Audit Members.

3.

The Company designated Mr. Hiroshi Kawakami, Ms. Yuko Kawamoto, Ms. Haruka Matsuyama, Mr. Toby S. Myerson, Mr. Tsutomu Okuda, Mr. Yukihiro Sato Ms. Tarisa Watanagase and Mr. Akira Yamate, each an Outside directors, as independent directors provided for by Tokyo Stock Exchange, Inc., and has notified the Tokyo Stock Exchange to that effect.

4.	The officially registered name of Ms. Haruka Matsuyama is Haruka Kato.

Corporate Executives

(As of March 31, 2018)

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Kiyoshi Sono	Chairman (Representative Corporate Executive)	Deputy Chairman of the Board of Directors of MUFG Bank, Ltd. (Representative Director) Director of Mitsubishi UFJ NICOS Co., Ltd. Outside Director of Nankai Electric Railway Co., Ltd.	—

Takashi Nagaoka	Deputy Chairman (Representative Corporate Executive)	President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. (Representative Director) President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Representative Director)	—

Mikio Ikegaya	Deputy Chairman (Representative Corporate Executive)	President and CEO of Mitsubishi UFJ Trust and Banking Corporation (Representative Director)	—

Kanetsugu Mike	Deputy Chairman (Representative Corporate Executive)	President & CEO of MUFG Bank, Ltd. (Representative Director)	—

Nobuyuki Hirano	President & Group CEO (Representative Corporate Executive)	Chairman of the Board of Directors of MUFG Bank, Ltd. (Representative Director) Director of Morgan Stanley Chairman of Japanese Bankers Association	—

Tadashi Kuroda	Senior Managing Corporate Executive Group CSO & Group CHRO	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative Director) Director of Mitsubishi UFJ Trust and Banking Corporation Director of Mitsubishi UFJ Lease & Finance Company Limited	—

Saburo Araki	Senior Managing Corporate Executive Group Head, Corporate Banking Business Group	Deputy President of MUFG Bank, Ltd. (Representative Director)	—

Muneaki Tokunari	Senior Managing Corporate Executive Group CFO	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative Director) Director of MUFG Americas Holdings Corporation Director of MUFG Union Bank, N.A.	—

Eiichi Yoshikawa	Senior Managing Corporate Executive Group Head, Global Banking Business Group	Deputy President of MUFG Bank, Ltd. (Representative Director)	—

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Shigeru Asai	Senior Managing Corporate Executive Group Head, Global Markets Business Group	Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd. Deputy President of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Representative Director)	—

Akira Hamamoto	Senior Managing Corporate Executive Group CCO & Group CLO	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative Director) Director of kabu.com Securities Co., Ltd.	—

Masamichi Yasuda	Senior Managing Corporate Executive Group CRO	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative Director) Director of Mitsubishi UFJ Securities Holdings Co., Ltd.	—

Atsushi Murakami	Managing Corporate Executive Group Head, Retail Banking Business Group	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative Director) Director of ACOM CO., LTD.	—

Shigeru Yoshifuji	Managing Corporate Executive Group CAO and Managing Director, Head of Internal Audit Division		—

Hironori Kamezawa	Managing Corporate Executive Group CIO & Group CDTO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative Director)	—

Sunao Yokokawa	Managing Corporate Executive Group Head, Asset Management & Investor Services Business Group	Managing Director of Mitsubishi UFJ Trust and Banking Corporation	—

(Note)	Executive job titles are abbreviated as follows.

	CEO:	Chief Executive Officer
	CSO:	Chief Strategy Officer (primarily in charge of Corporate Planning Division)
	CFO:	Chief Financial Officer (primarily in charge of Financial Planning Division)
	CRO:	Chief Risk Officer (primarily in charge of Corporate Risk Management Division and Credit Policy & Planning Division)
	CHRO:	Chief Human Resources Officer (primarily in charge of Human Resources Division)
	CCO:	Chief Compliance Officer (primarily in charge of Compliance Division)
	CLO:	Chief Legal Officer (primarily in charge of Legal Division)
	CAO:	Chief Audit Officer (primarily in charge of Internal Audit Division)
	CIO:	Chief Information Officer (primarily in charge of Operations & Systems Planning Division)
	CDTO:	Chief Digital Transformation Officer (primarily in charge of Digital Transformation Division)

Directors and the Corporate Auditors who retired during the fiscal year 2017:

Name	Date of Retirement	Title	Important Concurrent Posts
Satoshi Murabayashi	Resigned on May 15, 2017	Senior Managing Corporate Executive Group CIO	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative Director)

Naoto Hirota	Resigned on May 15, 2017	Senior Managing Corporate Executive Group Head, Global Markets Business Group	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative Director)

Kanetsugu Mike	Resigned on May 15, 2017	Senior Managing Corporate Executive Group Head, Global Banking Business Group	Deputy President of MUFG Bank, Ltd. (Representative Director)

Junichi Okamoto	Resigned on June 1, 2017	Senior Managing Corporate Executive Group Head, Asset Management & Investor Services Business Group	Director of Mitsubishi UFJ Trust and Banking Corporation

Takashi Oyamada	Retired on June 29, 2017	Member of the Board of Directors

Takashi Mikumo	Retired on June 29, 2017	Member of the Board of Directors	President and CEO of Mitsubishi UFJ Trust Hosyo Co., Ltd.

Kunie Okamoto	Retired on June 29, 2017	Member of the Board of Directors	Chairman of Nippon Life Insurance Company Outside Director of Kintetsu Group Holdings Co., Ltd. Outside Corporate Auditor of TOKYU CORPORATION Outside Corporate Auditor of Daicel Corporation

(Notes)	1.	The titles and important concurrent posts are as of the date of retirement.
	2.	Mr. Kanetsugu Mike has been appointed as Deputy Chairman (Representative Corporate Executive) of the Company on June 14, 2017.

(2)	Compensation, etc. for Company Executives

					(Millions of yen)
Classification	Number of Recipients (persons)	Compensation, etc.	Basic compensation	Stock compensation	Executive bonus
Director	13	299	294	2	1
Corporate Executive	19	946	539	230	176
Total	32	1,246	833	233	178

(Notes)	1.	All figures have been rounded down to the nearest unit.
2.	The compensation, etc. paid to Corporate Executives who concurrently serve as directors is described in the column of Corporate Executive.
3.

On July 1, 2016, the Company introduced a performance-based stock compensation plan using a structure called Board Incentive Plan. Total stock compensation in the table above includes expenses associated with the share issuance points granted under the plan during the fiscal year 2017.

Policy on Decisions on the Contents of Compensation for Individual Executives, etc. (revised May 15, 2018)

1.	Context of the Policy

The Company’s Compensation Committee has prescribed this policy on decisions on the contents of compensation for individual directors, corporate executives and executive officers (“Executives, etc.”) (the “Policy”) in accordance with the provisions of the Companies Act with regard to a company with three committees. The outline of the Policy are as below. In addition, major subsidiaries of the Company have each prescribed a similar policy based on the Policy of the Company.

2.	Decision-Making Organization for the Policy

The Company, as a company with three committees, has established a Compensation Committee. The Compensation Committee comprises independent outside directors and a director who concurrently serves as President & Group CEO (Representative Corporate Executive) and is chaired by an independent outside director.

The specifics of the compensation for individual executive officers in accordance with the Policy are determined at the Executive Committee.

3.	Summary of the Policy (revised May 15, 2018)

1)	Philosophy and Objective

The MUFG Group, supported by its consolidated strength, provides prime-quality products and services to respond to any and all financial needs, with the aim to “be the world’s most trusted global financial group” and win strong support from its customers and society.

In an effort to realize such a management policy, we have decided on this Policy on compensation for officers in order to prevent excessive risk-taking and raise motivation of Executives, etc., to contribute not only to the short-term but also to the medium- to long-term improvement of financial results, thereby enabling sustainable growth and the medium- to long-term enhancement of the enterprise value of the MUFG Group. In addition, this Policy has been prescribed in accordance with the business performance and financial soundness of the Company and the MUFG Group and applicable Japanese and overseas regulations regarding compensation of executives.

2)	Compensation Level

We determine the level of compensation for executives that is appropriate for the Company and its subsidiaries taking into consideration the economic and social context, industry trend, management environment of the MUFG Group, and status of financial results, as well as human resources markets in the country where the Executives, etc. are appointed and other important factors.

3)	Contents of Compensation

-

In principle, compensation for the Company’s Executives, etc. is composed of three types: “basic compensation” (fixed), “stock compensation” (linked to stock price and medium- to long-term performance) and “executive bonuses” (linked to short-term performance). The proportion of each compensation type is properly specified based on the philosophy and objective above as well as the contents of the duties of such Executives.

-

In the stock compensation system, the Company’s shares are issued to Executives, etc. by means of the trust structure. Stock compensation has been implemented in fiscal year 2016 as a common Group-wide new medium- to long-term incentive plan.

-

The proportion of the President & CEO’s compensation since fiscal year 2018 is balanced among these three types of compensation: “basic compensation : stock compensation : executive bonus = 1 : 1 : 1”. (In case the stock compensation and executive bonus are paid in base amount).

-	Outside directors and directors serving as audit committee members are not eligible to receive stock compensation or executive bonuses in consideration of the contents of their duties.

*

Regarding stock compensation, confiscation of the share issuance points granted or the return of an amount equivalent to the shares issued, etc. may be requested to Executives, etc. who fall under any of the following.

1)	Those who committed a material breach of delegation agreements, etc. between the Company and Executives, etc. in regard to the duties of Executives, etc.
2)	Those who retired for personal reasons during their term of office

Regardless of the above, compensation for Executives, etc. who are hired locally outside Japan is individually designed in order to prevent excessive risk taking, taking into account compensation regulations, compensation practice, the local market rate and other related factors in the relevant overseas region, as well as the job contents and characteristics of the duties of such Executives, etc.

(3)	Limited Liability Agreement

Following is the summary of the limited liability agreements that the Company entered into with all the non-executive directors in accordance with the Articles of Incorporation of the Company.

Name	Summary of the Limited Liability Agreement
Hiroshi Kawakami

With respect to the liability set forth in Articles 423, Paragraph 1 of the Companies Act, when a non-executive directors acts in good faith and is not grossly negligent in conducting directors’ duties, the non-executive directors shall assume liability for damages limited by the greater of ¥10 million or the minimum liability amount prescribed in Articles 425, Paragraph 1 of the Companies Act.

Yuko Kawamoto
Haruka Matsuyama
Toby S. Myerson
Tsutomu Okuda
Yukihiro Sato
Tarisa Watanagase
Akira Yamate
Takehiko Shimamoto
Junichi Okamoto

3.	Matters Concerning Outside Executives

(1)	Concurrent Posts and Other Conditions of Outside Executives

Important concurrent posts of outside executives are as described in “2. Matters Concerning Company Executives (directors and corporate executives), (1) Status of Company Executives.”

In addition, there is no special business relationship between organizations where outside executives hold important concurrent posts and the Company.

(2)	Main Activities of the Outside Executives

Name	Term of Office	Attendance at Meetings of	Statements at Meetings of the Board of Directors, etc. and Other Activities
Hiroshi Kawakami	2 years and 9 months	Board of Directors: 11/11 Nominating and Governance Committee: 14/14 Compensation Committee: 10/10 Audit Committee: 16/16	Has made necessary statements appropriately based on his considerable experience, knowledge and wisdom as a manager of a global manufacturing company.

Yuko Kawamoto	1 year and 9 months	Board of Directors: 11/11 Nominating and Governance Committee: 14/14 Compensation Committee: 10/10	Has made necessary statements appropriately based on her considerable experience as a management consultant and a graduate school professor.

Haruka Matsuyama	3 years and 9 months	Board of Directors: 11/11 Nominating and Governance Committee: 13/14 Compensation Committee: 9/10	Has made necessary statements appropriately based on her considerable experience as an attorney at law.

Toby S. Myerson	9 months	Board of Directors: 9/9	Has made necessary statements appropriately based on his considerable experience as an attorney at law.

Tsutomu Okuda	3 years and 9 months	Board of Directors: 11/11 Nominating and Governance Committee: 14/14 Compensation Committee: 10/10	Has made necessary statements appropriately based on his considerable experience, knowledge and wisdom as a manager of a leading Japanese distribution company.

Yukihiro Sato	3 years and 9 months	Board of Directors: 11/11 Audit Committee: 16/16	Has made necessary statements appropriately based on his considerable experience, knowledge and wisdom as a manager of a leading Japanese manufacturing company.

Name	Term of Office	Attendance at Meetings of	Statements at Meetings of the Board of Directors, etc. and Other Activities
Tarisa Watanagase	9 months	Board of Directors: 9/9	Has made necessary statements appropriately based on her considerable experience as governor of the Bank of Thailand and an economist.

Akira Yamate	2 years and 9 months	Board of Directors: 11/11 Audit Committee: 16/16	Has made necessary statements appropriately based on his considerable experience, knowledge and wisdom as a certified public accountant.

(Note)	Regarding Mr. Toby S. Myerson and Ms. Tarisa Watanagase, attendance is recorded at meetings of the board of directors held after they assumed the office of director.

(3)	Compensation, etc. for Outside Executives

	(Millions of yen)

	Number of Recipients (persons)	Compensation, etc. from the Company	Basic compensation	Stock compensation	Executive bonus	Compensation, etc. from subsidiaries of the Company
Total Compensation, etc.	9	154	154	—	—	29

(Note)	All figures have been rounded down to the nearest unit.

4.	Matters Concerning Shares of the Company

(1)	Number of Shares

Total Number of Shares Authorized to be Issued

(Number of Shares)
Common Stock	33,000,000,000
The Second Series of Class 5 Preferred Stock	400,000,000
The Third Series of Class 5 Preferred Stock	400,000,000
The Fourth Series of Class 5 Preferred Stock	400,000,000
The First Series of Class 6 Preferred Stock	200,000,000
The Second Series of Class 6 Preferred Stock	200,000,000
The Third Series of Class 6 Preferred Stock	200,000,000
The Fourth Series of Class 6 Preferred Stock	200,000,000
The First Series of Class 7 Preferred Stock	200,000,000
The Second Series of Class 7 Preferred Stock	200,000,000
The Third Series of Class 7 Preferred Stock	200,000,000
The Fourth Series of Class 7 Preferred Stock	200,000,000

(Notes)	1.	The total number of shares authorized to be issued from the Second Series to the Fourth Series of Class 5 Preferred Stock shall not exceed 400,000,000 shares.
2.	The total number of shares authorized to be issued from the First Series to the Fourth Series of Class 6 Preferred Stock shall not exceed 200,000,000 shares.
3.	The total number of shares authorized to be issued from the First Series to the Fourth Series of Class 7 Preferred Stock shall not exceed 200,000,000 shares.

Total Number of Shares Outstanding

(Number of Shares)
Common Stock	13,900,028,020

(Notes)	1.	The number of common stock includes 706,588,098 common stock owned by the Company.
2.

At the meeting of the board of directors held on May 15, 2017, the Company resolved to establish a share cancellation policy under which the targeted maximum amount of treasury stock retained by the Company shall be approximately 5% of the total number of issued shares and the Company shall cancel the shares exceeding such amount. Based on this policy, the Company completed cancellation of 141,158,900 shares of common stock on July 20, 2017 and 127,666,900 shares of common stock on January 22, 2018.

(2)	Number of Shareholders as of March 31, 2018

Common Stock	685,265

(Note)	Composition ratio does not include treasury stock

(3)	Major Shareholders

Common Stock

Name of Shareholders	Conditions of Contributions to the Company
	Number of Shares Held	Percent of Shares Held
Japan Trustee Services Bank, Ltd. (Trust account)	705,689,100	5.34
The Master Trust Bank of Japan, Ltd. (Trust account)	630,254,300	4.77
State Street Bank and Trust Company	275,802,635	2.09
Japan Trustee Services Bank, Ltd. (Trust account 5)	263,842,100	1.99
State Street Bank West Client – Treaty 505234	223,807,890	1.69
Japan Trustee Services Bank, Ltd. (Trust account 9)	215,930,100	1.63
Japan Trustee Services Bank, Ltd. (Trust account 1)	196,032,300	1.48
Japan Trustee Services Bank, Ltd. (Trust account 2)	193,550,600	1.46
The Bank of New York Mellon as Depositary Bank for DR Holders	179,260,880	1.35
The Master Trust Bank of Japan, Ltd. (Meiji Yasuda Life Insurance Company / Employee Retirement Funds Account)	175,000,000	1.32

(Notes)	1. Figures for the percentage of shares held have been rounded down to the nearest second decimal place.
2. The percentage of common stock held is calculated excluding 706,588,098 shares of common stock owned by the Company.

5.	Matters Concerning Independent Auditor

(1)	Status of Independent Auditor

		(Millions of yen)
Name	Compensation, etc. for the Fiscal Year 2017	Other
Deloitte Touche Tohmatsu LLC (Name of designated limited liability partners: Yoriko Goto Hidehito Goda Hiroyuki Sono Shigehiko Matsumoto)	153

(Reason that the Audit Committee consented to the compensation, etc.)

The Audit Committee received necessary documents and reports from the relevant departments/divisions of the Company and Independent Auditor and examined the appropriateness of its audit plan, the state of performance of its duties, appropriateness of the basis for the calculation of the compensation such as the estimates of the time required for its audit and unit fee and reasonableness of the past trends of those factors. Upon such examination, the Committee judged that the compensation, etc. for Independent Auditor is at a reasonable level to maintain and improve the quality of their audit and consented to the proposed compensation, etc.

(Details of Non-auditing Services)

The Company entrusts to the Independent Auditors the search procedure services concerning internal management systems with respect to calculation of capital adequacy ratios and preparation of comfort letters, which are services other than the services provided in Articles 2, Paragraph 1 of the Certified Public Accountants Law (non-auditing services).

(Notes)	1. The above figure has been rounded down to the nearest unit.

2.  The “Compensation, etc. for the Fiscal Year 2017” does not include the amount of the compensation, etc. for the audit of the Internal Control Report pursuant to Articles 193-2, Paragraph 2 of the Financial Instruments and Exchange Law.

3. The total amount of monetary and other property benefits which are to be paid by the Company, its subsidiaries and subsidiary entities, etc. to the Independent Auditor is ¥5,729 million.

(2)	Other Matters Concerning Independent Auditor

a.	Policy of determination of dismissal or non-reappointment of Independent Auditor

If it is deemed to be difficult for the Independent Auditor to properly carry out its duties, the independence and qualification of the Independent Auditor required by laws and regulations cannot be secured, or otherwise it is deemed to be necessary, the Audit Committee of the Company will consider submitting an agenda concerning dismissal or non-reappointment of the Independent Auditor to a general meeting of shareholders. If an Independent Auditor is deemed to fall under each item of Article 340, Paragraph 1 of the Companies Act, the Audit Committee of the Company will consider the dismissal of the Independent Auditor.

b.	Fact that audit corporations other than the Independent Auditor of the Company conduct audits of the financial documents of the principal subsidiaries and subsidiary entities, etc.

Among the principal subsidiaries and subsidiary entities, etc. of the Company, the following companies were subject to audits by audit corporations other than the Independent Auditor of the Company (including companies holding the equivalent qualifications in foreign countries): Bank of Ayudhya Public Company Limited, MUFG Americas Holdings Corporation, Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A., Mitsubishi UFJ Trust International Limited, MUFG Investor Services Holdings Limited, MUFG Lux Management Company S.A., Mitsubishi UFJ Asset Management (UK) Ltd., Mitsubishi UFJ Baillie Gifford Asset Management Limited, MUFG Securities EMEA plc, MUFG Securities Asia Limited, MUFG Securities (Canada) Limited, MUFG Securities Asia (Singapore) Limited, and The Master Trust Bank of Japan, Ltd.

6.	System to Ensure Appropriate Conduct of Operations

∎	System to Ensure Appropriate Conduct of Operations

The Company complies with the Companies Act and Enforcement Regulations of the Companies Act and has ratified the following system (internal control system) to ensure appropriate operations are being conducted within the Company. The Company is working to ensure that a sound and robust management structure is in place by creating company policies, establishing departments in charge, building plans and policy and other structures that are all in line with the details of what has been ratified by the Company.

The directly owned subsidiaries as referred to below are major subsidiaries in which the Company directly holds equity interests*1. The “MUFG Group” means a corporate group comprised of the Company and its subsidiaries as provided in Article 416, Paragraph 1, Item 1 of the Companies Act.

*[1]	MUFG Bank Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., ACOM CO., LTD.

(1)	Group Management Framework

(a)	The Company shall formulate a Corporate Vision and Principles of Ethics and Conduct in order to ensure appropriateness of the business conducted by the MUFG Group.

(b)

In addition to stipulating the MUFG Group basic policies for management control, the Company shall also stipulate individual sets of company rules in respect of customer protection management, risk management, compliance, internal audits, etc., along with concluding management control agreements with subsidiaries in which the Company directly holds equity interests.

(c)

In order to manage its business, the Company shall deliberate with and receive reports from subsidiaries in which the Company directly holds equity interests, and conduct appropriate management of subsidiaries in which the Company directly holds equity interests in line with rules of the Company and in adherence to the allocation of duties.

(d)

Companies subject to direct management control by the Company are stipulated as being those subsidiaries in which the Company has direct investment, and the management of subsidiaries in which the Company does not have direct investment shall be directly managed by the subsidiary which holds the said direct investment. The Company shall provide direction and advice regarding management control to the subsidiary that holds the direct investment as required.

(e)

The Company shall stipulate company rules regarding internal controls for financial reporting and shall establish an Accounting Audit Hotline (internal reporting system whereby matters regarding accounting at the MUFG Group can be reported by the public as well as directors, officers and employees of the MUFG Group) as part of this.

(f)	The Company shall define policies on information disclosure of the MUFG Group, thereby establishing a structure for information disclosure in a fair, equitable and appropriate manner.

(2)	Legal and Regulatory Compliance Framework

(a)

The Company and directly owned subsidiaries of the Company shall stipulate a Corporate Vision and Principles of Ethics and Conduct so as to ensure that the execution of duties by directors, officers and employees conforms with laws and regulations, and the Articles of Incorporation.

(b)

The Company and directly owned subsidiaries of the Company shall create and circulate various company rules and compliance manuals to build a system to ensure that directors, officers and employees comply with laws and regulations, etc.

(c)

The Company and directly owned subsidiaries of the Company shall create committees, etc., employ a director responsible for compliance (Chief Compliance Officer) and establish management divisions in order to promote and manage compliance.

(d)

The Company and directly owned subsidiaries of the Company shall formulate compliance programs (specific plans to ensure directors, officers and employees comply with laws and regulations, etc., including training for directors, officers and employees) and implement follow-ups on the progress of these programs.

(e)	The Company and directly owned subsidiaries of the Company shall establish internal reporting systems to receive reports of fraudulent activities from directors, officers or employees.

(f)

The Company and directly owned subsidiaries of the Company shall sustain a resolute stance against anti-social forces which are a threat to the peace and stability of civil society and work towards preventing transactions with such forces.

(g)

The Company and directly owned subsidiaries of the Company shall be aware of the possibility that funds transacted through financial institutions may be used for various criminal activities and/or terrorism and will work towards preventing money laundering.

(3)	Management Framework for Customer Protection, etc.

(a)

In order to achieve strong customer standards in line with the Corporate Vision and the Code of Ethics and Conduct, the Company and directly owned subsidiaries of the Company shall create basic policies and company rules regarding management of customer protection, etc., establish administration and management divisions, and enable the provision of explanations and the creation of support systems for customers, information management and conflict of interest management by increasing awareness among directors, officers and employees.

(b)

Based on the Personal Information Protection Policy that was created to encompass the information management system, the Company and directly owned subsidiaries of the Company shall create systems to appropriately protect and manage personal information.

(c)

Based on the Conflicts of Interest Management Policy that was created as a basic policy for management of conflicts of interest, the Company and directly owned subsidiaries of the Company shall establish systems to manage conflicts of interest, which will ensure that customer interests are not unfairly prejudiced.

(4)	Information Storage Management Framework

(a)	Important documents including minutes and materials for meetings such as the board of directors and executive committee shall be stored and managed as stipulated in company rules.

(b)	When requested by the Audit Committee or a member of the Audit Committee, the division responsible shall provide access to viewing of, or actual copies of, the documents requested.

(5)	Risk Management Framework

(a)

The Company and directly owned subsidiaries of the Company shall implement an integrated risk management and control system to secure stable business management by using a standard that is unified to the maximum extent possible to gain a comprehensive understanding of the various risks which may arise during the course of business while striving for maximum shareholder value.

(b)

The Company and directly owned subsidiaries of the Company shall classify risk as shown below, and establish risk management basic policies for those risk categories in order to verify the design and execution status of these policies.

i)	Credit Risk;

ii)	Market Risk;

iii)	Liquidity Risk;

iv)	Operational Risk;

v)	Reputational Risk;

vi)	Model Risk.

(c)

The Company and directly owned subsidiaries of the Company shall establish an integrated risk management system. They shall establish committees for risk management and control, and an executive and establish dedicated divisions etc. responsible for risk management.

(d)	The Company and directly owned subsidiaries of the Company shall appropriately manage risk through risk management processes consisting of risk identification, measurement, control and monitoring.

(e)

The Company shall create a system to manage capital allocation system (system whereby the consolidated business groups and important subsidiaries allocate capital for each subsidiary by individual risk category using overall MUFG Group economic capital (capital matched to the amount of risk)).

(f)

The Company and directly owned subsidiaries of the Company shall prepare a system necessary to limit the economic loss or erosion of credibility from the crisis event to the minimum while ensuring the continuation of service as well as the prompt restoration of normal operations in a crisis event.

(6)	Framework to Ensure Efficient Execution of Duties

(a)	The Company and directly owned subsidiaries of the Company shall set management targets and create management plans to manage business based on appropriate methods.

(b)

The Company’s board of directors shall, as a general rule, delegate to corporate executives decision making power for the execution of business for matters other than those which require the discretion of the board of directors as deemed in laws and regulations. Also, in addition to establishing an executive committee which consists of corporate executives, etc., they shall create various committees to provide advisory functionality to the Executive Committee.

(c)

The Company and directly owned subsidiaries of the Company shall establish an executive committee, which will be delegated predetermined tasks from the board of directors. The executive committee shall make decisions regarding the matters they have been delegated and conduct preliminary consideration of matters which are to be deliberated by the board of directors so that the board of directors may make decisions regarding such matters. Also various committees shall be established to provide advisory functionality to executive committee.

(d)

The Company and directly owned subsidiaries of the Company shall, in order for corporate executives (directors, etc., at directly owned subsidiaries) to execute their duties efficiently, build and employee rank framework and organizational structure, etc., in line with company rules and assign the execution of duties.

(7)	Internal Audit Framework

(a)

The Company and directly owned subsidiaries of the Company shall ensure the soundness and appropriateness of operations by building an internal audit system which has high specialization and independence to assume the function of verifying and assessing the appropriateness and effectiveness of risk management, internal controls and governance processes.

(b)	The Company and directly owned subsidiaries of the Company shall set company rules to identify basic matters concerning internal audit.

(c)	The Company and directly owned subsidiaries of the Company shall establish a division responsible for internal audit.

(d)

The divisions responsible for internal audit at the Company and directly owned subsidiaries of the Company shall support the oversight function of the board of directors by collaborating and working together under the guidance of the division responsible for internal audit at the Company.

(e)

The division responsible for internal audit at the Company and directly owned subsidiaries of the Company shall, as required, build a collaborative relationship with the Audit Committee (Audit & Supervisory Committee or Corporate Auditor at directly owned subsidiaries of the Company) and Independent Auditors and work towards efficient implementation of internal audit.

(Framework for Ensuring Effective Audit by the Audit Committee)

(8)	Framework related to persons employed to support the duties of the Audit Committee

(a)	The Audit Committee Office shall be established as an organization to assist the Audit Committee to perform its duties and shall be placed under the direction of the Audit Committee.

(b)	Matters regarding personnel arrangements for persons employed to support the duties of the Audit Committee shall be made in a manner that respects the wishes of the Audit Committee.

(9)	Framework for Reporting to the Audit Committee

(a)	The following matters shall be reported to the Audit Committee:

i)

Matters regarding decisions by or reports made to the executive committee (including matters deliberated on or reported by subsidiaries directly owned by the Company in line with prescribed company rules)

ii)	Matters that may cause significant damage to the Company (including matters deliberated on or reported by subsidiaries directly owned by the Company in line with prescribed company rules)

iii)	Implementation status and results of internal audits within the MUFG Group

iv)	Critical violations of laws or regulations within the MUFG Group

v)

Status of reporting and details of cases reported to the MUFG Group Compliance Helpline as well as the Accounting Audit Hotline and the actual usage results of the internal reporting systems of the directly owned subsidiaries of the Company.

vi)	Other matters for which the Audit Committee requests reporting

(b)	Structures shall be implemented to protect persons who report to the MUFG Group Compliance Helpline or the Accounting Audit Hotline from receiving unfair treatment because they made such reports.

(10)	Policy regarding expenses or liabilities arising from the execution of duties of the Audit Committee

(a)

Expenses or liabilities which arise due to the Members of the Audit Committee exercising their duties (restricted to items regarding the execution of Audit Committee duties) shall be paid or processed otherwise in line with the requests of the Members of the Audit Committee.

(11)	Other Frameworks to Ensure Effective Audits by the Audit Committee

(a)	Representative corporate executives and the division responsible for internal audit shall conduct regular sessions to share opinions with the Audit Committee.

(b)	Important personnel affairs concerning the divisions responsible for internal audit shall be decided based on the resolution at the Audit Committee.

(c)	Divisions responsible for internal audit shall report to the Audit Committee on the internal audit plans and internal audit results, and receive specific instructions from the committee.

(d)	Members of the Audit Committee shall be entitled to attend the executive committee and other important committees, etc.

(e)	Executives and employees shall cooperate with surveys or interview requests received from the Audit Committee or its members.

(f)	Executives and employees shall give utmost respect to other matters as stipulated in the Audit Committee rules and the Audit Committee Audit Standards.

∎	Summary of the Operating Status of the System to Ensure Appropriate Conduct of Operations

The summary of the operating status of the Internal Control System mentioned above in fiscal year 2017 (fiscal year ended March 31, 2018) is as follows.

The Company, as a general rule, verifies the Internal Control System once annually, and conducts reviews thereof as necessary. In fiscal year 2017, periodic reviews of the Internal Control System were resolved at the board of directors meeting held on March 2018.

The Company aims to remain a financial group capable of achieving sustainable growth by quickly adapting to structural changes in operating environments at home and abroad. To that end, we announced the MUFG Re-Imagining Strategy in May 2017. Based on this strategy, we have initiated a new medium-term business plan in fiscal year 2018 as the strategy for the next three years.

In line with the revision to “Comprehensive Guideline for Supervision of Major Banks, etc.” by the Financial Services Agency (FSA), and the revision of Financial Instruments and Exchange Act, we established and announced “MUFG Group Information Disclosure Policy” in March 2018 as a basic policy on information disclosure of the MUFG Group.

With respect to the Internal Control Systems of the directly owned subsidiaries of the Company, status of review by the board of directors of those subsidiaries is subject to verification by the Company once annually as a general rule. Meanwhile in June 2017, ACOM CO., LTD. completed transition to a company with an Audit & Supervisory Committee to ensure further enhancement of corporate governance system.

(1)	Group Management Framework

The Company has established its Corporate Vision as a basic policy forming the basis for the formulation of business strategies and decision making, as well as the Principles of Ethics and Conduct as specific standards for decision-making and conduct which adhere to the Corporate Vision.

Companies subject to direct management control by the Company are stipulated as being directly owned subsidiaries of the Company, and the management of subsidiaries in which the Company does not have direct investment shall be directly managed by the subsidiary which holds the said direct investment, pursuant to the Company rules. The Company shall provide direction and advice regarding management control to the subsidiary that holds the direct investment as required. Additionally, the Company and directly owned subsidiaries of the Company have reached agreement on the prescribed matters relating to management control, and have concluded management control agreements or equivalent arrangements. The Company reviews the agreements once annually, as a general rule.

With regard to internal controls over financial reporting, the Company has documented control activities in accordance with the basic policy, which has been set forth in the company rules. The Company has evaluated the effectiveness of such controls through tests on the status of establishment and operation, and has submitted the results of such evaluation to the Executive Committee upon deliberation by the Disclosure Committee, a committee under the Executive Committee. Additionally, an Accounting Audit Hotline has been established as an internal reporting system for reporting fraudulent accounting, fraud involving internal controls over accounting or accounting audits (e.g. law violations) and inappropriate accounting, or suspected incidents.

(2)	Legal and Regulatory Compliance Framework

The Company and directly owned subsidiaries of the Company have created a Corporate Vision and the Principles of Ethics and Conduct. The Corporate Vision has been printed on cards and the Principles of Ethics and Conduct have been made into a booklet and distributed to all officers and employees, in addition to being posted on the Company website and internal networks.

The Company and directly owned subsidiaries of the Company have established divisions to supervise compliance and have been engaged in initiatives to promote compliance through compliance programs and seminars, while at the same time reporting on the status of compliance to the executive committee and the board of directors. As part of efforts to deliberate important matters relating to the development of policies and systems for promoting compliance across the MUFG Group, the Company has also established a Group Compliance Committee under the executive committee, where important compliance issues are being discussed. The Group Compliance Committee, as a general rule, meets twice a year.

The directly owned subsidiaries of the Company have developed internal reporting systems in an effort to detect compliance incidents early so that it leads to correction by taking self-cleansing actions. Furthermore, the Company has established an MUFG Group Compliance Helpline, which includes the Audit Committee as a contact point, to supplement the existing systems of the group companies and made it accessible to the executives and employees of the group companies.

The Company and directly owned subsidiaries of the Company have established a basic policy on the handling of anti-social forces, and based thereon have set forth certain measures in the prescribed company rules. A division in charge of handling anti-social forces has also been established, which implements planning and management measures related to preventing transactions with anti-social forces.

The Company and directly owned subsidiaries of the Company have been keeping a close watch on the legal and statutory developments of each country, in line with the increasingly global nature of its business expansion, and have developed a system for the prevention of money laundering.

(3)	Management Framework for Customer Protection, etc.

The Company and the directly owned subsidiaries of the Company have established a management system for protecting customers by creating administration and management divisions for customer protection, formulating related company rules and increasing awareness of customer protection among officers and employees. Matters involving customer protection across the entire Group are also reported to the Executive Committee, as necessary.

With a view to thoroughly implementing customer-first undertakings, the Company has established and disclosed the MUFG Basic Policy for Fiduciary Duties as Group-wide guidelines and has regularly disclosed the contents and status of such initiatives.

Furthermore, the MUFG Group Personal Information Protection Policy and the Conflicts of Interest Management Policy has been formulated and publicly released.

(4)	Information Storage Management Framework

Company rules on important documents including minutes and materials for meetings such as the board of directors and management meetings have been determined and important documents are being stored and managed as stipulated in such rules.

(5)	Risk Management Framework

The Company and its directly owned subsidiaries uphold the basic policy of strengthening group-based management control and comprehensive risk management through the diffusion of a Risk Culture, and are working to enhance risk governance through strengthening the integrated operations across regions and subsidiaries and the holding company. Furthermore, the MUFG Group has adopted the Risk Appetite Framework in order to conduct risk management that effectively supports its business strategies and financial plan, and has been strengthening the MUFG Group’s overall risk-return management.

The Company has established the Risk Committee, as an optional committee under the board of directors. The Risk Committee meets each quarter, as a general rule, deliberates Group-wide risk management matters in general to contribute to the resolutions of the board of directors, and reports and makes proposals regarding important matters in the deliberation to the board of directors. In addition, the Company established the Risk Management Committee under the executive committee to deliberate important matters relating to the development of policies and systems for promoting the MUFG Group’s overall integrated risk management. The Risk Management Committee meets four times annually, as a general rule.

The Company manages capital allocation system, in an effort to appropriately allocate capital by ensuring financial soundness through the monitoring and control of capital, evaluating capital adequacy versus risk based on business strategies and profit plans, and reflecting such evaluation in its capital policy.

The Company and its directly owned subsidiaries have been conducting Group crisis management by identifying specific crisis incidents that will be subject to crisis management and developing the framework for task forces that manages crisis prior to and after the crisis and controls ongoing crisis management upon occurrence of any crisis.

(6)	Framework to Ensure Efficient Execution of Duties

The Management Planning Committee, which reports directly to the executive committee, meets each quarter, as a general rule, to deliberate Group-wide measures, quantitative plans and capital policies, and follow up on the progress being made on the policies and quantitative plans.

As a company with three committees, the Company has been strengthening the board of directors’ supervisory functions through the separation of execution and oversight. Meanwhile, in line with their transition to a company with the Audit & Supervisory Committee, the MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd. and ACOM CO., LTD., have developed a system enabling prompt decision-making through significantly delegating decision-making authority regarding important business execution, from the Board of Directors to executive management.

The Company and the directly owned subsidiaries of the Company have established prescribed company rules which set forth the division of duties, and the corporate executives (Directors, etc. for the directly owned subsidiaries of the Company) execute their duties in accordance with the determined division of duties.

(7)	Internal Audit Framework

The Company has instituted an internal audit policy to define the policies of internal audits. Departments in charge of internal audits have been established within the Company and the directly owned subsidiaries of the Company. The scope of verification covers the Group as a whole, and monitoring and oversight of all Group operations by the board of directors of the Company are supported.

The Company has been holding sessions for exchanging views between the departments in charge of internal audits, and the Audit Committee and the Independent Auditor and, when required, sharing information related to audit measures and audit results.

(Framework for Ensuring Effective Audit by the Audit Committee)

(8)	Framework related to persons employed to support the duties of the Audit Committee

The Company has established the Audit Committee Office as an organization to assist the duties of the Audit Committee and has accordingly appointed employees to the said Office. Matters regarding personnel arrangements of such employees are made in a manner that respects the wishes of the Audit Committee, considering the independence of the Audit Committee.

(9)	Framework for Reporting to the Audit Committee

The Company holds the meetings of the Audit Committee chaired by an outside director, composed of outside directors and internal directors who do not concurrently serve as corporate executives, once a month, as a general rule. The Audit Committee receives reports on the MUFG Group’s implementation status of internal audits and the results of audits, and the status of compliance including the operation status of the internal reporting system.

Measures prohibiting unfair treatment of persons making reports on the MUFG Group Compliance Helpline and the Accounting Audit Hotline have been provided for in the company rules and communicated throughout the MUFG Group.

(10)	Policy regarding expenses or liabilities arising from the performance of duties of the Audit Committee

Under the Audit Committee Audit Standards, Members of the Audit Committee may request payment for expenses, etc., necessary for the performance of their duties, and the Company in accordance therewith pays the necessary expenses, etc.

(11)	Other Frameworks to Ensure Effective Audits by the Audit Committee

Representative corporate executives and members of the Audit Committee conduct regular sessions to share opinions. The divisions responsible for internal audit report on the internal audit plans and internal audit results, through regular meetings with the Members of the Audit Committee, and follow instructions from the members.

The Members of the Audit Committee are entitled to attend the Executive Committee and other important committees, etc., as prescribed in the relevant company rules.

The Company has provided in the Compliance Manual that the matters prescribed in the Audit Committee Rules and the Audit Committee Audit Standards shall be respected, and has communicated this fact to its executives and employees.

7.	Matters concerning Wholly-owned Specified Subsidiaries

	(Millions of yen)

Name of Wholly-owned Specified Subsidiaries	Address of Wholly-owned Specified Subsidiaries	Total book value of the shares of Wholly-owned Specified Subsidiaries as of March 31, 2018
MUFG Bank, Ltd.	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan	6,686,516

(Note)	Total assets in the balance sheets of the Company as of March 31, 2018 amounted to ¥15,691,442 million.

8.	Other Matters

∎

Policy concerning exercise of powers granted to the Board of Directors by the provisions of the Articles of Incorporation pursuant to Articles 459, Paragraph 1 of the Companies Act, if there are any such provisions under the Articles of Incorporation

In order to secure the flexibility of capital policy, Articles 44 of the Company’s Articles of Incorporation, in accordance with Articles 459, Paragraph 1, Item 1 of the Companies Act, stipulates that acquisition of the Company’s own shares through an agreement with the shareholders may be determined by a resolution of the board of directors. The Company will appropriately conduct such acquisition of its own shares after comprehensive consideration of factors such as its business performance and the environment for strategic investment.

(Items omitted as not applicable)

“Business Transfers, etc.” “Other Significant Matters Concerning the Current State of the Group” “Opinions of Outside Executives” “Matters Concerning Stock Acquisition Rights, etc., of the Company” “Limited Liability Agreement of Independent Auditor” “Basic Policy Concerning Individuals Who Control Decisions on Financial and Business Policies” “Matters Concerning the Transactions with the Parent Company, etc.” “Matters Concerning Accounting Advisor”

Mitsubishi UFJ Financial Group, Inc.

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Consolidated Balance Sheet

(In millions of yen)	As of March 31, 2018
Assets:
Cash and due from banks	74,713,689
Call loans and bills bought	482,285
Receivables under resale agreements	5,945,875
Receivables under securities borrowing transactions	9,266,996
Monetary claims bought	5,529,619
Trading assets	15,247,156
Money held in trust	943,153
Securities	59,266,170
Loans and bills discounted	108,090,994
Foreign exchanges	2,942,499
Other assets	12,176,023
Tangible fixed assets	1,369,977
Buildings	302,981
Land	697,105
Lease assets	12,357
Construction in progress	119,195
Other tangible fixed assets	238,337
Intangible fixed assets	1,246,676
Software	532,285
Goodwill	258,417
Lease assets	351
Other intangible fixed assets	455,622
Net defined benefit asset	874,106
Deferred tax assets	89,172
Customers’ liabilities for acceptances and guarantees	9,560,158
Allowance for credit losses	(807,139)

Total assets	306,937,415

Liabilities:
Deposits	177,312,310
Negotiable certificates of deposit	9,854,742
Call money and bills sold	2,461,088
Payables under repurchase agreements	18,088,513
Payables under securities lending transactions	8,156,582
Commercial papers	2,181,995
Trading liabilities	10,898,924
Borrowed money	16,399,502
Foreign exchanges	2,037,524
Short-term bonds payable	847,299
Bonds payable	10,706,252
Due to trust accounts	10,382,479
Other liabilities	9,270,887
Reserve for bonuses	86,581
Reserve for bonuses to directors	620
Reserve for stocks payment	11,607
Net defined benefit liability	59,033
Reserve for retirement benefits to directors	1,088
Reserve for loyalty award credits	17,836
Reserve for contingent losses	318,002
Reserves under special laws	4,319
Deferred tax liabilities	867,919
Deferred tax liabilities for land revaluation	117,104
Acceptances and guarantees	9,560,158

Total liabilities	289,642,377

Net assets:
Capital stock	2,141,513
Capital surplus	1,196,803
Retained earnings	10,064,649
Treasury stock	(522,158)
Total shareholders’ equity	12,880,807
Net unrealized gains (losses) on available-for-sale securities	2,388,234
Net deferred gains (losses) on hedging instruments	59,360
Land revaluation excess	170,239
Foreign currency translation adjustments	499,557
Remeasurements of defined benefit plans	62,182
Debt value adjustments of foreign subsidiaries and affiliates	(35,743)
Total accumulated other comprehensive income	3,143,832
Subscription rights to shares	274
Non-controlling interests	1,270,123

Total net assets	17,295,037

Total liabilities and net assets	306,937,415

Mitsubishi UFJ Financial Group, Inc.

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statement of Income

(In millions of yen)	For the fiscal year ended March 31, 2018
Ordinary income	6,068,061
Interest income	3,094,990
Interest on loans and bills discounted	2,033,891
Interest and dividends on securities	578,247
Interest on call loans and bills bought	10,776
Interest on receivables under resale agreements	60,590
Interest on receivables under securities borrowing transactions	12,209
Interest on deposits	123,591
Other interest income	275,682
Trust fees	122,533
Fees and commissions	1,549,993
Trading income	293,494
Other operating income	371,477
Other ordinary income	635,572
Reversal of allowance for credit losses	60,200
Gains on loans written-off	78,880
Others	496,491

Ordinary expenses	4,605,643
Interest expenses	1,188,223
Interest on deposits	413,807
Interest on negotiable certificates of deposit	90,019
Interest on call money and bills sold	4,859
Interest on payables under repurchase agreements	142,829
Interest on payables under securities lending transactions	2,611
Interest on commercial papers	28,190
Interest on borrowed money	38,788
Interest on short-term bonds payable	2
Interest on bonds payable	195,064
Other interest expenses	272,050
Fees and commissions	222,795
Trading expenses	1,021
Other operating expenses	166,281
General and administrative expenses	2,693,315
Other ordinary expenses	334,006

Ordinary profits	1,462,418

Extraordinary gains	54,993
Gains on disposition of fixed assets	6,297
Gains on exchange of shares of affiliates	48,695

Extraordinary losses	108,034
Losses on disposition of fixed assets	12,097
Losses on impairment of fixed assets	76,122
Provision for reserve for contingent liabilities from financial instruments transactions	244
Losses on change in equity	19,569

Profits before income taxes	1,409,377

Income taxes-current	300,032
Income taxes-deferred	13,404

Total taxes	313,436

Profits	1,095,940

Profits attributable to non-controlling interests	106,276

Profits attributable to owners of parent	989,664

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Non-Consolidated Balance Sheet

(In millions of yen)	As of March 31, 2018
Assets:
Current assets:
Cash and due from banks	115,260
Prepaid expenses	92
Accounts receivable	121,590
Others	17,161
Allowance for credit losses	(5)
Total current assets	254,099
Fixed assets:
Tangible fixed assets:
Buildings	29
Equipment and furniture	867
Lease assets	2,032
Total tangible fixed assets	2,929
Intangible fixed assets:
Trademarks	145
Software	6,185
Lease assets	6
Others	5,586
Total intangible fixed assets	11,924
Investments and other assets:
Equity securities of subsidiaries and affiliates	10,328,964
Long-term loans receivable from subsidiaries and affiliates	5,072,330
Deferred tax assets	23,193
Others	30
Allowance for credit losses	(2,028)
Total investments and other assets	15,422,489
Total fixed assets	15,437,343

Total assets	15,691,442

Liabilities:
Current liabilities:
Short-term borrowings	1,600,179
Lease liabilities	414
Accounts payable	15,420
Accrued expenses	16,012
Income taxes payable	124
Deferred tax liabilities	15
Deposits received	535
Reserve for bonuses	824
Reserve for bonuses to directors	133
Others	14,095
Total current liabilities	1,647,756
Fixed liabilities:
Bonds payable	5,217,323
Long-term borrowings	108,500
Long-term borrowings from subsidiaries and affiliates	1,500
Lease liabilities	1,558
Reserve for stocks payment	1,406
Others	23
Total fixed liabilities	5,330,312

Total liabilities	6,978,069

(In millions of yen)	As of March 31, 2018
Net assets:
Shareholders’ equity:
Capital stock	2,141,513
Capital surplus:
Capital reserve	2,141,524
Other capital surplus	1,277,737
Total capital surplus	3,419,261
Retained earnings:
Other retained earnings:
Other reserve	150,000
Earned surplus brought forward	3,608,538
Total retained earnings	3,758,538
Treasury stock	(520,790)
Total shareholders’ equity	8,798,523
Valuation and translation adjustments:
Net deferred gains on hedging instruments	(85,405)
Total valuation and translation adjustments	(85,405)
Subscription rights to shares	254

Total net assets	8,713,373

Total liabilities and net assets	15,691,442

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Non-Consolidated Statement of Income

(In millions of yen)	For the fiscal year ended March 31, 2018
Operating income:
Dividends	566,184
Management fees from subsidiaries and affiliates	26,073

Total operating income	592,257

Operating expenses:
General and administrative expenses	26,552

Total operating expenses	26,552

Operating profits	565,705

Non-operating income:
Interest on loans and deposits	80,670
Dividends	10,298
Reversal of allowance for credit losses	22
Others	1,117

Total non-operating income	92,108

Non-operating expenses:
Interest on borrowings	16,979
Interest on bonds payable	90,736
Bond issuance costs	9,549
Others	1,814

Total non-operating expenses	119,079

Ordinary profits	538,734

Extraordinary gains:
Gains on liquidation of equity securities of subsidiaries	364

Total extraordinary gains	364

Extraordinary losses:
Losses on retirement of fixed assets	2

Total extraordinary losses	2

Profits before income taxes	539,096

Income taxes-current	(2,755)
Income taxes-deferred	(34)

Total taxes	(2,790)

Profits	541,886

(TRANSLATION)

INDEPENDENT AUDITOR’S REPORT

May 10, 2018

To the Board of Directors of

Mitsubishi UFJ Financial Group, Inc.:

Deloitte Touche Tohmatsu LLC

Designated Unlimited Liability Partner, Engagement Partner,
Certified Public Accountant:

Yoriko Goto

Designated Unlimited Liability Partner, Engagement Partner,
Certified Public Accountant:

Hidehito Goda

Designated Unlimited Liability Partner, Engagement Partner,
Certified Public Accountant:

Hiroyuki Sono

Designated Unlimited Liability Partner, Engagement Partner,
Certified Public Accountant:

Shigehiko Matsumoto

Pursuant to the fourth paragraph of Article 444 of the Companies Act, we have audited the consolidated financial statements, namely, the consolidated balance sheet as of March 31, 2018 of Mitsubishi UFJ Financial Group, Inc. (the “Company”) and its consolidated subsidiaries, and the related consolidated statements of income and changes in net assets for the fiscal year from April 1, 2017 to March 31, 2018, and the related notes.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

(TRANSLATION)

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of March 31, 2018, and the results of their operations for the year then ended in accordance with accounting principles generally accepted in Japan.

Interest

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Act.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(TRANSLATION)

INDEPENDENT AUDITOR’S REPORT

May 10, 2018

To the Board of Directors of

    Mitsubishi UFJ Financial Group, Inc.:

Deloitte Touche Tohmatsu LLC

Designated Unlimited Liability Partner, Engagement Partner,
Certified Public Accountant:

Yoriko Goto

Designated Unlimited Liability Partner, Engagement Partner,
Certified Public Accountant:

Hidehito Goda

Designated Unlimited Liability Partner, Engagement Partner,
Certified Public Accountant:

Hiroyuki Sono

Designated Unlimited Liability Partner, Engagement Partner,
Certified Public Accountant:

Shigehiko Matsumoto

Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the non-consolidated financial statements, namely, the non-consolidated balance sheet as of March 31, 2018 of Mitsubishi UFJ Financial Group, Inc. (the “Company”), and the related non-consolidated statements of income and changes in net assets for the 13th fiscal year from April 1, 2017 to March 31, 2018, and the related notes and the accompanying supplemental schedules.

Management’s Responsibility for the Non-consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these non-consolidated financial statements and the accompanying supplemental schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of non-consolidated financial statements and the accompanying supplemental schedules that are free from material misstatement, whether due to fraud or error.

(TRANSLATION)

Auditor’s Responsibility

Our responsibility is to express an opinion on these non-consolidated financial statements and the accompanying supplemental schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the accompanying supplemental schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the accompanying supplemental schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the accompanying supplemental schedules, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the accompanying supplemental schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the accompanying supplemental schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, the non-consolidated financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of the Company, as of March 31, 2018, and the results of its operations for the year then ended in accordance with accounting principles generally accepted in Japan.

Interest

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Act.

The above represents a translation, for convenience only, of the original report issued in the Japanese language and “the accompanying supplemental schedules” referred to in this report are not included in the attached financial documents.

Audit Report

We, as the Company’s Audit Committee, have audited the performance of duties of the Company’s Directors and Corporate Executive Officers during the Company’s fiscal year from April 1, 2017 to March 31, 2018, and hereby report our audit method and results of the audit as follows:

1.	Results of Audit

(1)	Results of Audit of the Business Report and others

A.

In our opinion, the Business Report and the supplementary schedules present fairly the conditions of the Company in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.

In our opinion, there are no fraudulent acts or material facts in the course of the Directors’ and Corporate Executive Officers’ performance of their duties that violated the applicable laws and regulations or the Articles of Incorporation of the Company.

C.

In our opinion, the details of the resolutions of the Board of Directors regarding the internal control systems are appropriate. Furthermore, we believe that no material issues have been raised concerning items described in the Business Report as well as the performance of the Directors’ and Corporate Executive Officers’ duties both regarding the internal control systems, including that over financial reporting.

(2)	Results of Audit of the Non-consolidated Financial Statements and the Accompanying Supplemental Schedules

In our opinion, the method and the results of the audit conducted by Deloitte Touche Tohmatsu LLC, the Independent Auditors, are appropriate.

(3)	Results of Audit of the Consolidated Financial Statements

In our opinion, the method and the results of the audit conducted by Deloitte Touche Tohmatsu LLC, the Independent Auditors, are appropriate.

2.	Audit Method Applied by the Audit Committee and Details Thereof

We established the audit policy and audit plans, and received from the Directors, Corporate Executive Officers and other appropriate persons, as well as the Independent Auditors, reports on the performance of their duties, and, when necessary, requested explanations regarding such reports.

In accordance with the audit policy, audit plans and other appropriate policies or plans established by the Audit Committee, the Audit Committee endeavored to gather necessary information and create an improved environment for auditing by taking steps to facilitate communication with the Directors, Corporate Executive Officers and the Internal Audit Division as well as with employees from various sections, including the division responsible for internal control systems and the relevant sections supervising the Company’s group businesses, and to utilize the internal audit by the Internal Audit Division. The members of the Audit Committee also attended important meetings, received from the Directors, Corporate Executive Officers, employees and other related persons reports on the performance of their duties (including reports relating to the Company’s subsidiaries), requested explanations regarding such reports when necessary, and inspected the documents related to important decisions in order to examine the status of the Company’s business and assets. The Audit Committee also received reports from the Directors, Corporate Executive Officers, employees and other related persons, requested explanations when necessary, and expressed opinions, on the contents of resolutions by the Board of Directors regarding the establishment of systems as provided in (b) and (e) of Paragraph 1, Article 416 of the Company Law, and on the status of the development and implementation of the systems established by such resolutions (internal control systems).

With respect to the internal control over financial reporting, the Audit Committee received reports from the Directors, Corporate Executive Officers and other related persons on their self-assessment and from Deloitte Touche Tohmatsu LLC on the status of their audit, and requested explanations regarding such reports when necessary.

The Audit Committee took steps to facilitate communication with the Directors and other related persons, Audit and Supervisory Committees and Corporate Auditors of the Company’s subsidiaries and to share information with them. When necessary, the Audit Committee received reports from subsidiaries on their respective businesses. Based on the foregoing method, we examined the Business Report and the supplementary schedules for this fiscal year.

In addition, the Audit Committee oversaw and verified whether the Independent Auditors maintained their independence and conducted their audit in a reasonable manner. The Audit Committee also received from the Independent Auditors reports on the performance of their duties and requested explanations regarding those reports when necessary. The Audit Committee received reports, and when necessary requested explanations on such reports, from the Independent Auditors that they have taken appropriate steps to establish and implement the “system for ensuring appropriate execution of its duties” (as enumerated in Article 131 of the Company Accounting Regulation Ordinance). Based on the foregoing method, the Audit Committee reviewed the non-consolidated financial statements (namely, the balance sheet as of March 31, 2018 of the Company, and the related statements of income and changes in net assets) and accompanying supplemental schedules, and the consolidated financial statements (namely, the consolidated balance sheet as of March 31, 2018 of the Company, and the related consolidated statements of income and changes in net assets) for the 13th fiscal year from April 1, 2017 to March 31, 2018.

May 15, 2018

Members of the Audit Committee of Mitsubishi UFJ Financial Group, Inc.

Akira Yamate
(seal)
Hiroshi Kawakami
(seal)
Yukihiro Sato
(seal)
Takehiko Shimamoto
(seal)
Junichi Okamoto
(seal)

Note:	Akira Yamate, Hiroshi Kawakami and Yukihiro Sato are outside directors as provided in Item 15, Article 2, and Paragraph 3, Article 400, of the Company Law.

-End-